Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on July 21, 2010 and (ii) communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 22, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION
BANK ON JULY 22, 2010
1. Fight Over Consumer Agency Looms as Overhaul Is Signed The Wall Street Journal
President Barack Obama on Wednesday signed into law the most sweeping financial overhaul since the Depression, putting the country on a course toward a more muscular regulatory framework. See full story
2. Bernanke stands by stimulus withdrawal strategy The Globe and Mail
Federal Reserve chairman Ben Bernanke says the U.S. economic outlook is unusually difficult to predict, but not dire enough to warrant a shift in policy, dashing the hopes of investors who fear the recovery will peter out without a fresh jolt of stimulus. See full story
3. The lending tables turn: Banks woo small firms The Globe and Mail
Shawn Levangie got the call he’d been dreaming of last summer when, out of the blue, retail giant Wal-Mart placed a $1-million order with his garden tool company in Nova Scotia. Alec Morley (SVP, Small Business Banking, TD Canada Trust) quoted. See full story
4. TD Bank benefits from newly planted forest London Free Press
In a series of firsts, 77,000 trees are being planted on abandoned farmland near London and the carbon credits generated sold to a major corporation to offset its gas emissions. Karen Clarke-Whistler (Chief Environment Officer) quoted. Same article appears in other Sun Media newspapers. See full story
5. Damage from last week’s hailstorm could set record for Calgary; Insurance firms still receiving calls for claims Calgary Herald
More than a week after lightning, hail and heavy rain tore through the city, insurance companies are still tallying the damage to vehicles and property. Henry Blumenthal (VP and Chief Underwriter, TD Insurance) quoted. See full story
6. TD Ameritrade builds on Omaha ties Omaha World-Herald
Two years ago TD Ameritrade asked a developer to construct an office building in the Old Mill area that the company would lease as its headquarters. Fred Tomczyk (President and CEO, TD Ameritrade), Bill Gerber (CFO, TD Ameritrade) and Lorne Hurov (Managing Director, Real Estate, TD Ameritrade) quoted. See full story
7. We’re from Wall Street and we’re here to help MSNBC (Reuters)
Jason Ader, a former hot-shot casino industry analyst turned wealthy hedge fund manager, is rolling the dice, hoping to become a community banker in Las Vegas. But federal bank regulators haven’t seemed very inclined to grant him his wish. And their reluctance underlines an unusual conundrum at the center of the U.S. financial system today. TD Bank mentioned. See full story
8. South Financial Group reports $214.1M goodwill charge on Carolina First Bank Charleston Business Journal (SC)
The South Financial Group reported a $314.9 million loss for the second quarter, or $1.46 per diluted share, including a goodwill impairment charge of $214.1 million on the value of Carolina First Bank. TD mentioned. See full story
9. National Bank aims to expand wealth unit; Concentrated effort to grow outside Quebec National Post (Reuters)
National Bank of Canada, the country’s sixth-largest lender, aims to expand wealth management services outside its home province of Quebec through both organic growth and acquisitions, the head of the bank’s wealth unit says. See full story
10. Wells Fargo Profit Rises as Loan Losses Fall The Wall Street Journal

Wells Fargo & Co.’s profits jumped 20% from the prior quarter, as once-raging loans losses tapered sharply and hedging gains from mortgage-servicing rights again boosted the firm’s bottom line. See full story
11. Traders at Morgan Stanley Help Profits Top Estimates The New York Times
Morgan Stanley faced near death during the credit crisis in 2008. Then it became so cautious that it missed the stock market boom in 2009. Now, however, it appears to have found its groove. See full story
12. L’Industrielle Alliance pourra digérer American-Amicable [Industrial Alliance can digest American-Amicable] Finance et investissement
C’est maintenant officiel : l’Industrielle Alliance a conclu hier l’acquisition des actions de la texane American-Amicable Holding, une transaction de 145 M$ annoncée le 28 avril dernier. [It’s now official: Industrial Alliance yesterday concluded the acquisition of the shares of the Texas-based American-Amicable Holding, a $145M transaction announced last April 28.] See full story
13. Banks Generate Profits, but Struggle to Lend The Wall Street Journal
Even banks that survived the financial crisis in better shape than most of their rivals say they continue to have trouble making new loans amid the rocky economy. But at least profits aren’t as hard to generate. See full story
14. Poor Loan Demand Damps Bank Profits The Wall Street Journal
Amid signs of improved second-quarter demand among businesses including airlines, trucking and machinery, there’s at least one place where demand is a no-show so far — banks. See full story
15. Tide of home insurance claims is rising; Water damage. Policies cost as much as 30% more than last year The Gazette (Montreal)
Home insurance costs in Quebec have jumped as much as 30 per cent this year over 2009 as underwriters report rising numbers of water damage claims, often stemming from the brief but heavy rains that have characterized recent Quebec summers. See full story
16. Même en vacances, les gestionnaires veillent sur vos placements [Even on vacation, managers watch over your investments] Les Affaires
Ah, les vacances ! Enfin l’été, le soleil, le chalet, la mer... La période idéale pour décrocher. [Ah, the holidays! Finally the summer, the sun, the cottage, the sea...The ideal time to take off.] See full story
17. Look to 2011 for U.S. housing recovery as prices, sales continue to fall The Globe and Mail
House prices in the U.S. have stabilized, but look for a setback on Thursday as pressure wanes from a last-minute rush of home buyers seeking to take advantage of the federal government’s tax credit. James Marple and Dina Cover (TD Economics) quoted. See full story
18. Honest advice for the wealthy? That’s rich The Globe and Mail
It’s pretty great to be rich, unless you’re trying to get some decent advice about your finances. Professional financial planners are often just happy to see you walk through the door, and aren’t particularly motivated to tell you the ugly truth about why your decision to invest in junior Congolese mining companies may not be the most clever idea in the world. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. Fight Over Consumer Agency Looms as Overhaul Is Signed
The Wall Street Journal
07/22/
DAMIAN PALETTA
Pg. A1
President Barack Obama on Wednesday signed into law the most sweeping financial overhaul since the Depression, putting the country on a course toward a more muscular regulatory framework.
The law gives the government authority to take over and liquidate failing financial firms, injects transparency into transactions involving financial instruments called derivatives and will restrict banks from making risky bets with their own capital. It directs agencies to write hundreds of new rules.
But one provision that barely survived will have the most direct bearing on millions of ordinary people’s lives: a new agency meant to protect consumers from abusive financial products, called the Bureau of Consumer Financial Protection.
The proposal was the source of some of the most intense debates in the long struggle over the financial-regulatory overhaul, and the battles are far from over.
The biggest looming one is over who will head the agency, and that heated up this week as liberal groups insisted the White House give the job to Elizabeth Warren of Harvard Law School — whose idea the agency was. Banking groups were urging key senators to oppose Ms. Warren, calling her an activist who would impose policies they argue would hurt the availability of credit, especially for those with low incomes.
With Democratic leaders in Congress joining liberal consumer groups and unions in pushing for Ms. Warren — and with many Republicans opposed — the contest is shaping up to have the intensity and drama of a Supreme Court nomination. Senate confirmation is needed.
Mr. Obama’s choice, expected soon, will be a momentous one because the first director will have great influence over agency’s direction, wielding a roughly $500 million annual budget that doesn’t require approval from Congress.
The new consumer regulator will be funded by the Federal Reserve and have independent powers to write and enforce rules governing how loans and other financial products are offered, bearing on everything from the type of mortgages people can get to the fees on their credit cards.
The agency will be able to enforce its rules against any bank with more than $10 billion of assets, as well as all large mortgage lenders, student-loan companies and payday-loan firms.
It will have an army of examiners to probe these companies’ practices. Small banks will have to follow the new rules written by the agency but they will be examined by other federal regulators.
The bureau’s policies and rules could be overturned by other regulators only if they “would put the safety and soundness of the U.S. banking system or the stability of the financial system of the U.S. at risk.”
As a new agency born out of a deep economic downturn, the agency is a modern analog of the bureaucracies spawned by the Depression, like the Securities and Exchange Commission and Federal Deposit Insurance Corp.
Signing the financial-overhaul bill on Wednesday, Mr. Obama said, “Our financial system only works — our market is only free — when there are clear rules and basic safeguards that prevent abuse, that check excess, that ensure that it is more profitable to play by the rules than to game the system. And that’s what these reforms are designed to achieve.”
Ms. Warren had a front-row place at the ceremony, and afterward lunched with White House senior adviser Valerie Jarrett. On Thursday, about a dozen Democratic legislators are holding a news conference to call for Ms. Warren to be nominated to head the agency. But Sen. Christopher Dodd, the Connecticut Democrat who heads the Senate Banking Committee, said Monday Ms. Warren might not be “confirmable.”
Another candidate to head the consumer agency is Michael Barr, an assistant Treasury secretary and former University of Michigan law professor. During debate over how to construct the new financial regulations, Mr. Barr negotiated for months with bankers, and many prefer him to Ms. Warren. Mr. Barr also is very close to Treasury Secretary Timothy Geithner, which could help his candidacy.
Also a possibility is Gene Kimmelman, the Justice Department’s chief counsel for competition policy and intergovernmental relations. He, like Mr. Barr and Ms. Warren, has a record of advocating measures that could crimp banks.
From the day the proposal for a financial consumer-protection agency was introduced by Mr. Obama in June 2009, it repeatedly faded and was resurrected. The debate pitted the White House, congressional Democrats and labor unions against thousands of U.S. business people, from bankers and auto dealers to dentists and lobstermen.
Supporters said the government needed new powers to protect Americans from abusive financial practices such as hidden fees in the fine print, which they argue helped cause the financial crisis. Opponents said the agency was a sign of “nanny state” that treats regulators as better equipped than citizens to make decisions.
The bureau survived when a handful of activists, politicians and administration officials were able to splinter the opposition with a mixture of canny politics and luck.
Massachusetts Democratic Rep. Barney Frank, supporting a new agency, drove it through a balky House of Representatives. In the end, its structure — and the compromise that smoothed its passage — sprang from an off-the-cuff suggestion from one of its critics, Republican Sen. Bob Corker of Tennessee.
Early last year aides to Mr. Obama, searching for ideas, dusted off a 2007 paper by Ms. Warren envisioning the new bureaucracy. A Harvard law professor born poor in Oklahoma 61 years ago, Ms. Warren was the granddaughter of a couple who lost their savings in the Depression after a bank failure. In the 1990s, after serving as an adviser to a bankruptcy review commission set up by President Bill Clinton, she waged a long battle against efforts to make personal bankruptcy laws more business-friendly.
The idea of a consumer financial agency wasn’t universally popular in the Obama camp. Some aides warned Mr. Obama it would spark a big fight and might not pass.
In April 2009, White House chief economic adviser Lawrence Summers and Ms. Warren, longtime acquaintances from Harvard, met for three hours at an Indian restaurant in Washington, hashing out ideas about the possible design of such an agency. Playing a devil’s-advocate role he often employs in policy debates, Mr. Summers questioned how such a bureau could be insulated from political influence. Ms. Warren left with a sense she had Mr. Summers’s support of the agency.
Two months later, Mr. Obama appeared in the East Room of the White House before lobbyists, consumer activists and lawmakers and outlined his vision for the new consumer agency. Many were taken by surprise.
Consolidating powers of multiple regulators, it would write and enforce rules affecting a range of companies, from Wall Street banks to payday-loan stores. Almost any company that offered a financial product to consumers would have to answer to it.
Administration officials thought the concept would resonate so strongly with the public that it would smooth the passage for the entire financial overhaul. But bankers and Republicans went on the attack, saying it would create an ungovernable bureaucracy and restrict credit.
Twenty-three business groups representing a wide range of industries sent a letter to all House members a month later urging them to delay any vote on the new agency. The letter so roiled Capitol Hill that Mr. Frank had to scuttle a planned vote in his Financial Services Committee on the issue because it was unclear Democrats could hold together.
Two days later, Treasury deputy secretary Neal Wolin met 250 bankers in a ballroom at the Capital Hilton. “We cannot go back to business as usual,” he said, asking for their support for an agency.
Barrie Christman, chairman of Principal Bank in Iowa, stood up after the speech. “As the doctors would say it: ‘First, do no harm,’” she said. “We do believe there are solutions out there — we just have significant concerns about many of the approaches that are in the current proposal.” She received thunderous applause.
The U.S. Chamber of Commerce launched an ad campaign featuring a butcher complaining a new agency would drive up his costs. The ad attracted so much attention that in October it drew a rebuke from Mr. Obama, who called it “completely false.”
Mr. Frank of Massachusetts strongly backed the agency, believing that some lenders, left to their own devices, will take advantage of consumers.
But he can be a pragmatist, and when he saw that votes for the proposal were slipping, he reshaped it. He scrapped a White House plan to require companies to offer no-frills versions of their financial products, and he offered exemptions to community banks, aiming to disarm an influential source of opposition.
Despite the changes, when the broad financial-overhaul bill neared a final House vote on Dec. 10, the agency’s survival was in doubt. Rep. Walt Minnick, a conservative Democrat from Idaho, rallied support for replacing the agency with a council of regulators with skimpy powers. Mr. Frank, the White House and unions mobilized against the Minnick alternative, and it narrowly lost.
In the Senate, the agency proposal had a vocal critic in the ranking Republican on the Banking Committee, Richard Shelby of Alabama, who called it a “nanny state” idea.
Mr. Dodd, under pressure from the White House and liberal groups, broke off talks he’d been having with Mr. Shelby. Mr. Dodd instead started negotiating with Sen. Corker, although the Tennessean also was opposed to a stand-alone consumer regulator.
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2. Bernanke stands by stimulus withdrawal strategy
The Globe and Mail
07/22/2010
KEVIN CARMICHAEL
Pg. B1
Federal Reserve chairman Ben Bernanke says the U.S. economic outlook is unusually difficult to predict, but not dire enough to warrant a shift in policy, dashing the hopes of investors who fear the recovery will peter out without a fresh jolt of stimulus.
Visiting Capitol Hill to deliver semi-annual testimony on monetary policy Wednesday, Mr. Bernanke defended his approach to nursing the world’s largest economy back to health, which remains tilted toward unwinding the extraordinary measures the Fed deployed to reverse the financial crisis.
Mr. Bernanke stuck to his present course even though he said the rebound is only “moderate” and the “economic outlook remains unusually uncertain.”
Stock markets in the U.S. and Canada slipped as Mr. Bernanke testified because some investors were hopeful the Fed chief would either signal more confidence in the economy or take a more aggressive stand against signs the rebound is flagging. Housing starts fell in June, according to government figures released Tuesday, flaming fears the economy could fall back into recession.
“We don’t think a double dip is a high probability event,” Mr. Bernanke told the Senate banking committee Wednesday. He also played down fears over a protracted collapse in prices, saying that “at this point, there is not a very high probability that deflation will become a concern.”
But that’s not to suggest that Mr. Bernanke is enthusiastic about the state of the economy. Just last week, the Fed cut its 2010 growth outlook to a range of 3 per cent to 3.5 per cent, from 3.2 per cent to 3.7 per cent in April.
The cutback was made because of the market turmoil related to Europe’s debt crisis.
In his report to Congress, he said he is concerned about long-term unemployment and the difficulty small businesses are having obtaining credit. The average 100,000 jobs per month the economy created over the first half of the year is “insufficient to reduce the unemployment rate materially,” Mr. Bernanke said. The housing market remains weak because so many vacated and foreclosed homes are weighing on prices, he added.
Since underpinning employment is part of the Fed’s mandate, the uncertain economic outlook means U.S. policy makers likely will leave their benchmark lending rate near zero for a while — perhaps until well into 2011, according to Paul Ferley, an economist at Royal Bank of Canada .
In the meantime, the Fed appears to be leaning toward paring the $2-trillion (U.S.) in financial assets it absorbed during the crisis when private buyers disappeared. But only leaning. Mr. Bernanke stressed that he is prepared to explore unconventional policy again if his current projections turn out to be too optimistic.
“Even as the Federal Reserve continues prudent planning for the ultimate withdrawal of extraordinary monetary policy accommodation, we also recognize that the economic outlook remains unusually uncertain,” Mr. Bernanke said in his prepared testimony. “We will continue to carefully assess ongoing financial and economic developments, and we remain prepared to take further policy actions as needed to foster a return to full utilization of our nation’s productive potential in a context of price stability.”
Mr. Bernanke was open in discussing what those extraordinary measures might be. He told senators that the Fed could make more explicit its promise to leave interest rates low for an extended period, or that the central bank could cut the 0.25 per cent it pays on money commercial banks deposit at the Federal Reserve. Mr. Bernanke said the Fed might also return to asset markets, buying securities in a bid to lower prevailing interest rates.
Still, his prepared remarks went into far more detail about the Fed’s plans to get the size of its balance sheet closer to the $800-billion in assets it was holding before the crisis.
That’s not the emphasis some analysts were looking for.
“Why the Fed finds it prudent to emphasize its ability to renormalize monetary policy when the output gap closes is beyond me,” Sherry Cooper, chief economist at BMO Nesbitt Burns Inc., said in a note to clients. “Deflation, not inflation, will be more troubling for the foreseeable future.”
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3. The lending tables turn: Banks woo small firms
The Globe and Mail
07/22/2010
GRANT ROBERTSON and JEREMY TOROBIN
Pg. B1
Shawn Levangie got the call he’d been dreaming of last summer when, out of the blue, retail giant Wal-Mart placed a $1-million order with his garden tool company in Nova Scotia.
Business was about to boom, but when Trail Blazer Products Inc. went looking for financing to expand, Mr. Levangie found his line of credit was being squeezed.
In a tight lending climate, he was forced to take out mortgages and borrow from his father’s company, eventually scraping together enough cash to buy the extra machinery needed so his Dartmouth company wouldn’t miss its big break.
“If we did turn the order down, you can pretty much guarantee that they wouldn’t be reordering in the future,” Mr. Levangie said. “It would just show that we were incapable of handling it.”
It’s a problem confronting many entrepreneurs.
Small-business lending plunged during the economic downturn, forcing companies to slash operations and hoard cash.
In Canada, this has created a problem for the banks that are eager to lend again: Many companies now find themselves in better financial positions and are in less need of credit, making for a more competitive landscape in the small-business lending market.
After not having his calls returned a year ago, Mr. Levangie now fields regular voice-mails from bankers wanting meetings.
“It’s extraordinarily competitive right now,” said Gail Cocker, senior vice-president of commercial banking at Bank of Montreal, which has been trying to expand market share in business lending. “We’re definitely seeing a lot of price competition out there, a lot of competition on terms and conditions.”
At the best of times, smaller companies generally have a harder time accessing credit than larger firms and, according to a study by the Canadian Federation of Independent Business in April, doing so became much tougher during the recession. At the time of the survey, loan applications from smaller Canadian business owners were being rejected at the highest rate since 2000, with one in five applications turned down.
Despite the fact that many small businesses don’t require as much credit these days, that doesn’t mean they’ve all stopped borrowing. Having seen things tighten considerably starting in 2008, some companies have been opportunistically boosting their credit lines to ensure more of a cushion if another downturn hits.
“We’ve been scratching our heads a bit,” said Alec Morley, senior vice-president of small-business banking at Toronto-Dominion Bank. “You expect in an environment of de-leveraging that there will be a reduction in utilization of credit and also applications for new credit. But we haven’t seen that.”
So as most companies reduce debt, a smaller number are strategically stockpiling credit.
Small businesses that do seek loans could face higher borrowing costs now that the Bank of Canada has raised interest rates for a second successive time, although to a still-low 0.75 per cent. Governor Mark Carney this week indicated that policy makers are more concerned about a rebound in global growth — which he described as “not yet self-sustaining” — and, in particular, the choppy recovery in the U.S., Canada’s main export market and a vital source of revenue for many small firms. That suggests borrowing costs are unlikely to rise quickly.
The borrowing climate in Canada is a far cry from south of the border, where Federal Reserve chairman Ben Bernanke is urging lenders of all types to extend credit to smaller enterprises, in order to kick-start the economy’s fizzling growth and try to cut into a stubbornly high unemployment rate.
Pointing to data showing that banks’ loans to small businesses in the world’s biggest economy fell to $670-billion (U.S.) from $710-billion over the past two years, Mr. Bernanke called making credit accessible to viable small businesses “crucial” to sustaining the recovery.
Economists in the U.S. are divided over whether the drop in lending is more a function of banks that are still scarred from being left holding the bag after a wave of defaults and foreclosures or a byproduct of smaller companies having less appetite to borrow because they’re worried about taking on more debt before the economy, and their sales prospects, look more stable.
In Canada, the July version of a quarterly survey of Canadian lenders by the Bank of Canada found a “modest net easing” in lending conditions for smaller companies. That marked the first time since mid-2007 that the survey found an increase in financial institutions’ willingness to lend to such firms.
The credit climate for small businesses started to stabilize in the first three-month period of the year after several quarters of tightening, according to the central bank’s surveys. Up to then, improvements in access to credit were mostly limited to larger companies that source their financing from capital markets.
Ted Mallett, chief economist at the Canadian Federation of Independent Business, said his group’s research suggests there hasn’t been a huge improvement in lending over the past year, but cautioned against reading too much into that.
“It’s open to question how much of a deterioration there was from, say, the summer of 2008 to the winter of 2009,” Mr. Mallett said. “We don’t have firm data on that, it’s mainly anecdotal, but [our view] is yes, there was both a demand and supply-induced reduction in borrowing through that period, but it didn’t seem to be as bad or problematic as what happened during the 1990-91 recession.”
That experience, and the downturn of the 1980s, has contributed to many smaller businesses relying on other sources of loans, such as family members or suppliers, he said.
***
CREDIT CONDITIONS
The Bank of Canada’s Business Outlook Survey published last week found:
*	18 per cent of Canadian companies feel credit conditions have eased in the past three months.

*	8 per cent feel credit conditions have tightened in that time.

*	73 per cent feel they are unchanged.
(Numbers do not add up to 100 due to rounding.)
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4. TD Bank benefits from newly planted forest
London Free Press
07/22/2010
JOHN MINER
In a series of firsts, 77,000 trees are being planted on abandoned farmland near London and the carbon credits generated sold to a major corporation to offset its gas emissions.
The land is on the Munsee-Delaware Nation and the buyer of the carbon credits is the TD Bank.
It’s the first carbon forest to be developed on First Nations land in Ontario and the first time a comprehensive guide has been used that accounts for the greenhouse gas value of the trees.
The Munsee-Delaware Nation has launched Munsee Tree Corp. to handle the project and hopes to expand to other areas.
“There are a lot of nations in this region who have unfarmed land and, hopefully, we will be planting on those territories,” said Chief Patrick Waddilove of the Munsee-Delaware Nation. The First Nation is also working with Fanshawe College to develop a green technology program, Waddilove said.
The trees being planted at Munsee-Delaware are a fast-growing hybrid poplar developed by researchers at the University of Guelph.
Tree Canada, a not-for-profit corporation, has calculated the 77,000 poplar trees will sequester 20,000 tonnes of carbon dioxide.
The plan is to grow the trees for 31 years and then harvest them for biofuel production, Waddilove said.
Planting the trees has employed 42 youth. The project is both good for the environment and for the Munsee- Delaware Nation, he said.
“We are developing our own workforce,” Waddilove said.
For the TD Bank, the project will help it to meet its commitment made in 2008 to have carbon-neutral business operations, said Karen Clarke-Whistler, chief environment officer for TD.
Clarke-Whistler said the project is about more than protecting the environment.
“We are a bank. At the end of the day, we believe the world will be going this way,” she said.
“Hopefully, this gives us insight into some of the risk around those businesses and, hopefully, it gives us some kind of competitive advantage.”
Clarke-Whistler declined to say how much money the TD Bank has put into the project. Waddilove said the total investment by all the of the partners would be about $1 million.
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5. Damage from last week’s hailstorm could set record for Calgary; Insurance firms still receiving calls for claims
Calgary Herald
07/22/2010
TAMARA GIGNAC
Pg. B2
More than a week after lightning, hail and heavy rain tore through the city, insurance companies are still tallying the damage to vehicles and property.
There are thousands of claims worth millions of dollars in what is predicted to be one of Calgary’s most costly summer storms.
The financial cost of the 30-minute weather event — which shattered glass, dented cars and smashed windshields — probably won’t be known until next month, according to the Insurance Bureau of Canada.
Meanwhile, the number of claims is piling up.
TD Insurance has been flooded with more than 9,000 calls.
“We’re probably breaking records in terms of a hailstorm for Alberta,” said vice-president and chief underwriter Henry Blumenthal.
The worst hail event in Canadian history happened in Calgary in 1991 and cost the industry $300 million.
Blumenthal said he believes the damage wrought from last week’s barrage of ice could surpass that.
“That storm cost us $25 million and we know for a fact we’ll exceed that by a fair amount,” he said.
In some cases, field adjusters have spent days dealing with damage to cars and homes on a single street.
The brunt of the July 12 storm hit the northwest, where city crews responded to more than 100 calls relating to tree damage and flooding.
Ominous dark clouds began sweeping across the sky just before 2 p.m., finally letting loose a torrent of hail and rain — punctuated by thunder and lightning — that pelted surprised pedestrians and left vehicles riddled with pockmarks.
The hail smashed dozens of glass panes on a University of Calgary greenhouse, with damage to the campus structure estimated at $100,000.
The Co-operators Group, one of Canada’s biggest insurance firms, has so far logged more than 2,000 claims for vehicles, homes and farms.
It expects to cough up anywhere between $10 million and $15 million, mostly for pricey automobile repairs.
“It’s certainly one of the biggest and most remarkable storms we’ve seen in a long time,” said spokesman Leonard Sharman.
Financially it compares to the windstorm that struck Alberta in August of last year, said Sharman, referring to the deadly event that killed one person and injured dozens of others when a stage collapsed at the Big Valley Jamboree in Camrose.
The wind was the result of a 200-kilometre-long line of storm cells that moved southeast across the region.
Unfortunately, such vicious summer weather events occur with greater frequency than they once did, even with the help of hail suppression technology and high-tech weather warning systems.
“We used to see ‘one-in-a-hundred-year’ storms. Now they seem to happen every five or 10 years all over the country,” said Sharman.
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6. TD Ameritrade builds on Omaha ties
Omaha World-Herald
07/22/2010
STEVE JORDON
Two years ago TD Ameritrade asked a developer to construct an office building in the Old Mill area that the company would lease as its headquarters.
But the developer went out of business, and the financial turmoil that began in late 2008 unsettled the marketplace and altered the plan. Instead, TD Ameritrade will own the headquarters, paying the $130 million price tag out of its cash flow.
In fact, the Omaha-based company has been making enough profit every three months to pay for the building, free and clear.
“We’ve got a lot of cash,” said President and CEO Fred Tomczyk. “We’ve just grown so much. To create a campus in Omaha made the most long-term sense. This is the final piece. It’s going to change the visual landscape of west-central Omaha.”
While many investors lost money during the stock market “correction” of 2009, discount brokers like TD Ameritrade benefited as people used their services to find information and to make investments and trades.
Omaha is home to 2,000 full-time, part-time and contract TD Ameritrade employees, about half of them working in three leased buildings just across 108th Avenue from the construction site, at Farnam Street. When the new headquarters opens in the spring of 2013, the work force will come together for the first time since the company’s early days.
“We’ve been sort of nomads throughout the city of Omaha,” said William Gerber, chief financial officer.
Founded in 1975 by Joe Ricketts, the company also has space at Bellevue’s former Southroads Mall, at 102nd and F Streets and at 11218 John Galt Blvd. Those offices will close as employees move into the Old Mill campus, which will have room for an additional 400 employees.
Wednesday, about 120 people attended a groundbreaking ceremony to mark the official start of construction of a 12-story office tower and attached two-story pavilion. That’s about 475,000 square feet, or about the size of eight football fields.
The project originally was estimated to cost $80 million, but enhancements during the planning stages added to its scope, Gerber said.
He and Tomczyk said the company could decide to sell it and occupy it under a lease in the future if that makes business sense.
In any case, Tomczyk said before the groundbreaking ceremony, TD Ameritrade’s attachment to Nebraska is growing as the company expands, noting that more than 1,000 employees are volunteering at the Special Olympics under way in Lincoln.
“This is more than about the construction. It’s about our commitment to the community,” he said.
The firm commitment to Omaha is important because other local startup companies, including Level 3 Communications and First Data Resources, eventually moved their headquarters out of state.
Concern that TD Ameritrade, whose biggest shareholder now is Toronto Dominion Bank rather than the Ricketts family, would do the same increased after Tomczyk became CEO. His primary residence is in New Jersey, where TD Ameritrade has executive offices.
But Tomczyk said the company is here to stay, and he frequently visits Omaha to oversee its operations.
Roger McFarland, an architect from the St. Louis office of HOK, said his team designed the new building to fit TD Ameritrade’s functions.
The structure will have lots of natural light and fresh air, open work areas and floor plans, he said — a great place to work as well as a great building, McFarland said.
He expects the building to earn a platinum Leadership in Energy & Environmental Design rating from the U.S. Green Building Council. The design features efficient windows and mechanical systems, nearby planted areas, recycled building materials, solar panels and other energy-saving elements, as well as backup electricity and other security measures.
Lorne Hurov, managing director of TD Ameritrade’s real estate division, said concrete removed during the project’s demolition phase, which began last fall, was ground up and used as fill during site preparation. Carpets will have recycled fibers, he said, and interior paint will emit no fumes to bother employees.
During the groundbreaking ceremony, Gov. Dave Heineman said TD Ameritrade is “one of Nebraska’s most successful home-grown businesses.”
“They’re a leader, and we’re pleased to have them right here in Omaha,” he said.
Mayor Jim Suttle said the company is “an outstanding corporate citizen,” and the construction jobs created by the project are welcome, as is the company’s own success.

The project is “a positive sign that our city is on the path to recovery,” Suttle said.
The site already is starting to bustle.
In the two years since TD Ameritrade announced its plans, the property has been cleared of most of the low-rise office buildings built there decades ago. A two-story dirt pile is settling the soil in preparation for foundation work later this summer. Cranes are being assembled.
A poster of an architect’s drawing of the building is in place along 108th Avenue, which is narrowed for construction work.
Kiewit Building Group, the project manager, said the construction sector in Omaha had a 28 percent unemployment rate in March. This project will consume 900,000 hours of labor, or the equivalent of 433 people working for a full year.
Besides Kiewit, about 30 subcontractors will work at the site, with total peak employment between 400 and 450 people.
TD Ameritrade has about 5,200 employees nationwide, including more than 4,000 investment brokers.
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7. We’re from Wall Street and we’re here to help
MSNBC (Reuters)
07/22/2010
MATTHEW GOLDSTEIN
Jason Ader, a former hot-shot casino industry analyst turned wealthy hedge fund manager, is rolling the dice, hoping to become a community banker in Las Vegas.
But federal bank regulators haven’t seemed very inclined to grant him his wish. And their reluctance underlines an unusual conundrum at the center of the U.S. financial system today.
Hundreds of small banks across the country are struggling to keep their doors open, but the industry’s overseers in Washington, D.C. are more wary than ever about the breed of high-rollers that inhabit Wall Street, who come bearing bags of cash and the promise of an easy fix.
The fear is that financiers like Ader are looking to make a killing off distressed community banks. But he and other new bankers are determined to show regulators that they have them all wrong. To hear Ader tell it, he simply wants to help.
Still, the standoff continues.
Seven months ago, Western Liberty Bancorp, a publicly traded shell company managed by Ader, submitted applications to the Federal Reserve of San Francisco and the Federal Deposit Insurance Corp to acquire Service 1st Bank of Nevada, a small community bank in Las Vegas with just $210 million in assets. The applications to approve the deal, which the companies first announced last September, are still pending.
The approval process has dragged on so long that Western Liberty upped the amount of new capital it plans to sink into the four-year-old bank from $15 million to $25 million. Shares of New York-based Western Liberty recently were bounced from the NYSE Amex Stock Exchange, after the company with $86 million in cash but no active operations to speak of, failed to meet the exchange’s minimum listing requirements.
The 42-year-old Ader, who sits on the board of the Las Vegas Sands resort and casino company, hasn’t given up on his wager that he can turn Service 1st, which operates a single branch located just minutes from the Vegas Strip, into a local commercial lender for the gaming industry. A married father of four children and a fixture in the Hamptons, Long Island social scene, Ader is confident the deal will eventually get done.
“Our goal in this transaction is to strengthen an existing Nevada community bank, while generally infusing more capital into the Nevada banking system and local economy,” Ader said in a recent interview at the midtown New York offices of Hayground Cove Asset Management, the $550 million hedge fund that he also manages. “Our plan is to relist (the shares) after the deal is completed and approved. The NYSE has told us they want us to relist.”
Ader’s this-will-help-the-economy sales pitch may be his best bargaining chip with regulators. And it’s something they are hearing more and more these days from money managers itching to break into the banking business.
To some degree, it’s a strategy born of necessity. While regulators remain wary of Wall Street’s new bankers, they recognize the pressing need for community banks to raise billions in new capital to avoid shuttering up.
Fear of easy money
The stalemate comes as a surprise to some. At the outset of the financial crisis the conventional wisdom was that private equity firms and hedge funds would emerge as the main buyers at government auctions of banks seized by regulators.
The experts said private investors would trip over one another for the right to buy a failed bank. After all, the deals still look like easy money — all upside if the economy recovers and little downside risk because the FDIC often agrees to share in the losses and keep some of the worst assets.
But to date, fewer than two dozen of the more than 236 banks shut by the FDIC since January 2009 have been sold at auction to investment groups sponsored by private equity firms, hedge funds and wealthy financiers. A handful of investor-backed groups have bought bank-owned real estate taken on by the FDIC. Maybe the most successful private deal so far was the FDIC’s March 2009 sale of IndyMac to a group led by a bunch of hedge funds and private equity firms.
Even investment vehicles officially sanctioned by bank regulators to do deals with the FDIC have largely remained on the sidelines.
SJB National Bank, a $1 billion acquisition company led by billionaire investor and real estate developer Stephen Ross, has yet to ink a deal for a failed bank.
Also still in standby mode is an investment vehicle called Stone Bank, in which private equity giant Blackstone Group Inc is a major partner. Led by Brad Oates, the former president of Bluebonnet Savings Bank, a defunct Dallas thrift, the Texas-based investment company is waiting final regulatory approval to begin hunting for a struggling or failed bank to buy.
Then there is distressed investment shop Lone Star Funds. Last summer it opened an office in Washington, D.C., to be closer to regulators as the firm acquired failed banks, but it has yet to complete a single transaction.
Some of the lack of activity is no doubt the result of financiers reassessing their options after the FDIC adopted new rules last summer. One of them requires investment groups looking to buy failed banks to pony up more capital than more traditional financial buyers like TD Bank and US Bancorp. Another forces them to hold on to their bounty for at least three years before cashing out. The more stringent terms have led some private investors to conclude that regulators have made it too difficult to make a quick buck off an investment in a failed bank.

To be fair, regulators have long preferred doing business with either an existing bank, or a management team with a proven record of success in running a financial institution. But in the wake of the financial crisis they are more cautious than ever that some money managers and financiers — many of whom are unfamiliar faces in the world of community banking — are simply looking to snap up struggling lenders on the cheap but have no long-term commitment to lending to businesses and consumers.
Not one of us
Right or wrong, a money manager like Ader raises some eyebrows for bank regulators, said people familiar with the process of getting banking deals approved. Before going out and starting his Hayground Cove hedge fund in 2003, Ader became a minor celebrity when the gossip pages romantically linked him to the actress Tara Reid, back when he was single and still a star analyst at Bear Stearns.
A skinny and boyish looking money manager, Ader is someone who has never before shown much interest in banking — and that’s what makes regulators so hesitant. Up until now, his main trade has been casinos, hotels and restaurants.
In fact, Western Liberty, which used to be called Global Consumer Acquisition Company, was set up by Ader as a so-called blank check company to buy a consumer-related business. In a November 2007 initial public offering, Global Consumer Acquisition raised nearly $300 million, most of it from other hedge fund investors.
Ader only settled on the idea of doing a bank deal after failing to find a consumer company to acquire. An earlier bid to buy another small bank in Nevada collapsed just months after the transaction was announced.
Since the 1st Service deal was announced, Ader has taken some steps to make the transaction more palatable to regulators. He rebranded the company and restructured it by allowing all those investors not committed to doing a bank deal to walk away and redeem their money. Many did, taking out some $200 million in cash. He also agreed to keep on much of Service 1st’s management team to run the bank, which has a former Nevada governor and casino industry executives on its board, after the merger.
Hayground Cove’s once substantial equity stake in Western Liberty was converted into 8.5 million warrants, which can only be exercised if the stock hits $12.50. Right now, Western Liberty’s shares trade for half that price on the Over-the-Counter Bulletin Board.
Will these steps be enough to persuade regulators that Ader is a serious banking player and not out to simply salvage something for his Hayground Cove investors and other hedge funds still holding an equity stake in Western Liberty? The odds aren’t great.
“Carpet bagger bankers are not what the regulators or local communities want to see,” said Ken Thomas, a Miami-based independent bank consultant and economist. “Hedge funds and private equity firms may have big wallets but they don’t necessarily have big hearts.”
Take a chance
Still, the financial firms are as thick-skinned as they are deep-pocketed. And they are determined to win over regulators and show that they can be more like George Bailey than Henry Potter — the hero and villain of the classic Frank Capra movie “It’s a Wonderful Life” about a small town savings and loan company.
One way is to prove themselves to be helpful. In May, Carlyle Group, the Washington, D.C.-based private equity firm, was the lead investor in a $235 million capital raise by Hampton Roads Bankshares, a troubled mid-Atlantic lender with $2.2 billion in assets. Warburg Pincus and TH Lee Partners are committing about $270 million to the recapitalization of Sterling Financial. The capital raise will give the two private equity firms a combined 40 percent ownership stake in the Spokane, Washington-based bank.
Private investors are hoping that regulators will look more kindly on financial transactions designed to prevent a capital-starved bank from becoming a failed bank. They also believe that government officials may even come to like them better after these recapitalizations, making them more likely to approve their bids for failed banks.
“Familiarity and trust are important commodities in any business relationship and particularly so in the regulatory arena,” said Thomas Vartanian, a bank regulatory attorney with Dechert in Washington, who has advised a private investment group involved in buying some failed banks from the FDIC. “There is still a lot of discussion that needs to happen between regulators and the private equity side. It is an important part of the process.”
One thing private equity shops and hedge funds are doing to speed along the getting-to-know-you process is teaming up with former bankers well known to regulators. The private equity firms are hoping that with these ex-bankers serving as the front men for acquisition vehicles and managers-in-waiting, it will be easier to get regulatory approval for proposed deals.
A group of former Bank of America executives, for instance, are at the helm of North American Financial Holdings, a Charlotte-based company that has raised about $1 billion from investors including private equity firm Crestview Partners. Led by former BofA vice chairman Gene Taylor, North American Financial came together to buy failed banks from the FDIC. But North American Financial’s first deal was to invest $175 million in Florida’s TIB Financial, a deal that gave the new bank acquisition company a 99 percent ownership stake in the Naples, Florida-based lender.
In an interview soon after the TIB deal, Christopher Marshall, North American Financial’s chief financial officer, said the company had not given up on buying failed banks in its quest to cobble together “a high-performing regional bank.” And sure enough, on July 16, the FDIC announced that it was selling three small banks it had closed in Florida and South Carolina to North American Financial.
Another way private investors are trying to smooth out some of their rough edges, in the eyes of top bank regulators at least, is by getting face time with them.
The public portion of FDIC Chairman Sheila Bair’s official datebook for the past several months, for instance, is peppered with meetings she has had with private investors and their legal and financial advisers. Some of the financiers looking to buy banks who trekked down to Washington to meet with Bair have included WL Ross & Co’s Wilbur Ross, Lightyear Capital’s Donald Marron, Blue Ridge Holdings chairman Milton Jones and National Bank Holdings’ Lawrence Fish.
It’s not publicly known what was discussed at any of these private audiences. But soon after many private investors began to shift their focus to recapitalizations and away from simply putting all their effort into buying failed banks.
A rebound wager
For their part, the regulators aren’t discouraging the course change.
“FDIC is pleased that investors are investing in open banks — that’s a win-win for everyone,” said Michael Krimminger, a top policy advisor to Bair of the FDIC.
One thing is certain: there are plenty of banks in the United States for private equity firms and hedge funds to target. By its own count, the FDIC’s confidential list of “problem institutions” contains the names of 775 banks with $431 billion in assets.
But it’s an open question whether private investors looking to sink money into a struggling bank can expect to make the same kind of return on their investments as they might have made from the acquisition of a failed bank.
“The downside of an unassisted bank deal is that the buyer has all of the credit risk and no loss sharing,” said Kevin Stein, an FBR Capital Markets investment banker, who is advising a number of investment groups looking to acquire troubled banks.
Wilbur Ross, whose private equity firm recently bought a 25 percent stake in New Jersey-based Sun Bancorp, said consolidation in the banking industry is inevitable and he wants to be a player in the market. But Ross cautioned that putting money into small banks is no way to get rich quick.
“Regional banks are not ideal candidates for quick-gain oriented speculators,” said Ross, a financier who built his fortune by targeting beaten-up businesses waiting for a rebound.
And of course timing is everything for private investors. In doing their recapitalization deals, they are betting the worst is over for small banks and that they will see a rebound, much like their bigger bank siblings — JPMorgan Chase, Bank of America and Goldman Sachs Group. Private investors are mindful of the $1.3 billion private equity giant TPG lost on its capital infusion into Washington Mutual, which was seized by regulators about five months after the money was committed.
Then again, the WaMu loss didn’t scare away TPG. Last year it signed up for a bank acquisition vehicle put together by Starwood Capital Group’s Barry Sternlicht along with Corsair Capital and Perry Capital.
From an investment perspective, some bank industry analysts said one of the best bank deals to emerge from the crisis is one in which a wealthy investor group acquired the remnants of IndyMac, a giant failed lender that regulators shuttered in 2008. In March 2009, the FDIC sold some $20 billion of IndyMac’s assets and $6.4 billion in customer deposits to OneWest Bank, a new bank formed by the investors, for about $13.9 billion.
The owners of OneWest reads like a Who’s Who of finance and industry and includes George Soros, Dell Inc founder Michael Dell, Dune Capital hedge fund manager Steven Mnuchin, private equity firm JC Flowers & Co and hedge fund giant Paulson & Co.
Critics have claimed the OneWest group got a sweet deal because it was able to leave the FDIC with some $4 billion in assets it didn’t want and got regulators to agree to a loss-share arrangement. The closure of IndyMac cost the FDIC’s insurance fund about $11 billion.
OneWest is proving to be a remarkable turnaround story, especially for its wealthy investors. The newly-formed bank, according to a regulatory filing with the Office of Thrift Supervision, has generated $2.2 billion in retained earnings as of March 31. In the fourth quarter of 2008, its final full quarter under FDIC control, the old IndyMac lost $2.6 billion.
It’s the kind of success story that makes Jason Ader and other Wall Street big shots green with envy and willing to take a chance on small banks everywhere.
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8. South Financial Group reports $214.1M goodwill charge on Carolina First Bank
Charleston Business Journal (SC)
07/22/2010
The South Financial Group reported a $314.9 million loss for the second quarter, or $1.46 per diluted share, including a goodwill impairment charge of $214.1 million on the value of Carolina First Bank.
The Greenville-based bank also said Tuesday that it expects its acquisition by TD Bank Financial Group to close in September.

Excluding the goodwill impairment charge, the loss to common shareholders was $100.8 million, or 47 cents per diluted share, compared to a net loss of $85.8 million, or 40 cents per diluted share, for first quarter.
During the second quarter, South Financial reported an increase in nonperforming loans and allowances for credit losses, along with a decline in net interest income.
“Our second quarter results are in line with our previous forecasts, with credit costs remaining elevated as expected given the continuing economic cycle,” said President and CEO Lynn Harton. “Our previously announced merger with TD Bank is progressing well through the various approval processes, and we currently anticipate the transaction closing in September, subject to shareholder and regulatory approval.”
TD Bank Financial Group announced in May that it had agreed to purchase South Financial for about $192 million and expected to cover about $1 billion in future losses on the South Financial portfolio. Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Shareholders would receive either 28 cents per share or 0.004 shares of TD common stock for each share of South Financial stock owned.
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9. National Bank aims to expand wealth unit; Concentrated effort to grow outside Quebec
National Post (Reuters)
07/22/2010
JOHN McCRANK
Pg. FP6
National Bank of Canada, the country’s sixth-largest lender, aims to expand wealth management services outside its home province of Quebec through both organic growth and acquisitions, the head of the bank ‘s wealth unit says.
The Montreal-based bank plans to generate at least 50 percent of its wealth unit’s revenues from outside Quebec within two years, versus about 40% now, National Bank ‘s Luc Paiement, executive vice-president and head of wealth management, told Reuters.
National Bank is the dominant financial services provider in Quebec.
The bank has been making a concentrated effort to have its three business lines—retail banking, capital markets, and wealth management — work more closely to allow for more cross-selling to existing clients and promote organic growth.
But there is also a push to grow through acquisitions.
Mr. Paiement said it is unlikely that National Bank will do anything “bold and major” any time soon, but it has a few smaller, “tuck-in” deals in its pipeline.
“I won’t name it, but we are doing due diligence on a small acquisition — very small for the bank overall, but it’s good and we will keep doing that,” he said. “The price has to be right.”
He said the bank would be aiming to hire more staff and keep on the lookout for acquisitions on the wealth side to bolster its presence in the province of Ontario.
National Bank owns a 25% stake in Vancouver-based investment dealer PI Financial and a 17.5% stake in

Winnipegbased investment boutique Wellington West.
Mr. Paiement said the bank could increase those holdings if the opportunities arise.
“Probably not short-term, but in the next two, three, four years, hopefully something will come out of that. If we bought into Wellington West, we wanted to get closer to them, get to know them much better and hopefully one day they will be for sale ... If they want to sell the remaining (part of the business), we would be interested.”
Looking abroad, most clients of National Bank ‘s hedge fund platform, Innocap Investment Management, are either in Europe or Asia. Paiement said the plan is to keep building that business, and that the bank is currently looking at another venture in China.
“It would be asset management and distribution of funds, both ways,” he said. “We could do stuff with Chinese investment and Chinese people could buy some of our product. It’s early days. We know what we want to do. We are in final discussions with a partner and we’ll see within three of four months.”
National Bank ‘s wealth management unit has $100-billion in assets under management and $100-billion under administration.
The segment includes investment dealer National Bank Financial; a full service brokerage; money manager, Natcan; mutual fund distributor, National Bank Securities; and National Bank Trust.
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10. Wells Fargo Profit Rises as Loan Losses Fall
The Wall Street Journal
07/22/2010
MARSHALL ECKBLAD and NATHAN BECKER
Wells Fargo & Co.’s profits jumped 20% from the prior quarter, as once-raging loans losses tapered sharply and hedging gains from mortgage-servicing rights again boosted the firm’s bottom line.
The San Francisco bank said it earned $3.1 billion in the second quarter, although earnings attributable to the company declined slightly from the year-earlier period.
But the bank signaled it expects credit problems to moderate as it disbursed $500 million from its accounts for future loan losses that it said it no longer expects to need. Wells Fargo’s permanent losses from bad loans declined sharply in the second quarter, down 16% from the first quarter to $4.5 billion.
“We believe credit quality has indeed turned the corner,” said Chief Financial Officer Howard Atkins in a statement. “And we expect this positive trend will continue over the coming year.”
The bank also got a $626 million boost from gains tied to complex hedging positions on mortgage-servicing rights—an asset of volatile value that banks hold when they service loans for themselves and other investors. Wells Fargo has used similar hedging gains to add a total of $6.1 billion to its profits over the last 15 months, or five quarters.
In early portions of a conference call with analysts Wednesday morning, Wells Fargo’s chief executive declined to disclose estimates of how the bank’s profits will be impacted by lawmakers’ and regulators’ new rules for the banking system. Bank of America Corp. said last week during an earnings call that coming rules will cost the bank as much as $4.3 billion in lost revenue and $7 billion to $10 billion in one-time charges. Bank of America’s stock fell sharply that day.
Wells Fargo shares were up 4.5% to $27.07 in recent morning trading.
With 6,600 branches in 39 states coast-to-coast, Wells Fargo and its massive books of consumer and commercial loans are a good gauge for the health of the nation’s economy.
Wells Fargo’s latest results hold better news than reports published earlier in the week from regional banks like Utah-based Zions Bancorp and Wisconsin-based Marshall & Ilsley Corp., whose books of troubled loans improved less during the second quarter than many investors had expected.
Indeed, even as bankers nationwide say U.S. businesses have an historically low appetite for borrowing money, Wells Fargo said its commercial lending has started to rise.
Among commercial loans, “for the first time this year, we saw an increase in lending activity and line usage,” Mr. Atkins said in the release.
Bankers have said for quarters that businesses are using their lines of credit at low rates the industry has rarely or never seen. Rising utilization rates, when seen broadly, will be one indication that businesses are borrowing money to hire, expand or order new supplies of goods and services.
Wells Fargo’s total loans fell during the quarter and are now down 7.5% over a year ago. The bank said it grew its holdings of auto and student loans.
Wells Fargo’s nonperforming loans, or loans at risk of becoming uncollectable, did in fact rise during the quarter, to $33 billion, even as Wells set aside less capital for loan losses than it has in many quarters.
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11. Traders at Morgan Stanley Help Profits Top Estimates
The New York Times
07/22/2010
GRAHAM BOWLEY
Pg. B3
Morgan Stanley faced near death during the credit crisis in 2008. Then it became so cautious that it missed the stock market boom in 2009. Now, however, it appears to have found its groove.
Along with the rest of Wall Street, Morgan Stanley took a hit to revenue and profit in the second quarter, a period that included a stock market flash crash and rising fears over the European debt crisis.
Profit fell 22 percent from the first quarter to $1.4 billion, the company said on Wednesday. A year earlier, the firm posted a loss of $138 million.
Morgan Stanley’s new army of traders seemed to navigate the riled markets better than its rivals — and certainly better than Wall Street had expected.
“These were clearly challenging market conditions,” said Howard Chen, an analyst at Credit Suisse. “Morgan Stanley was less worse than others.”
Morgan was the last of the Wall Street banks to report its second-quarter earnings. Goldman Sachs disappointed markets on Tuesday with an 82 percent drop in earnings from last year, hurt by a slowdown in trading.
James P. Gorman, Morgan’s chief executive, said in a conference call with investors that worries about global growth, indebted European governments and financial regulation had bred a “lack of conviction” among investors in May and June.
That is, investors large and small pulled out of the markets, causing a slowdown in bond trading and other activities like underwriting.
The flash crash on May 6, which officials are still investigating, had a particular souring effect on investor confidence, Morgan Stanley said. Ordinary investors withdrew billions of dollars from its wealth management business, which trades stocks and bonds for small accounts.
But Morgan more than held its own in equities trading, helping to lift its overall earnings beyond analysts’ expectations — the biggest positive earnings surprise ever for Morgan, according to Capital IQ. Total revenue across all its businesses was $7.95 billion, down 12 percent from the first quarter but a 53 percent rise from a year earlier.
Morgan Stanley’s results on Wednesday caused its shares to buck a declining market and close up 6.3 percent at $26.80.
“Its equities business was flat while Goldman’s was down to the tune of 49 percent,” said Alan Villalon, a financial analyst at First American Funds, a mutual fund company in Minneapolis. “They managed the quarter better than the other players.”
Other financial giants, like JPMorgan Chase, Bank of America and Citigroup, also reported disappointing results from their trading operations when they announced second-quarter earnings over the last week.
Morgan Stanley scaled down its trading activities after it suffered painful losses in the turmoil of the credit crisis. That move would later disappoint its investors, when the bank missed out on the boom in markets last year. Rivals like Goldman took big bets and made hefty profits from trading. Morgan Stanley did not return to profitability until the third quarter of last year.
But it has since moved to rebuild its trading activities, adding 400 new salesmen and traders, a strategy that appears to be paying off, at least for now.
Ruth Porat, Morgan Stanley’s chief financial officer, said the firm’s larger sales force meant it could be closer to clients during the market uncertainty, a stance that helped it win some business from rivals.
“We didn’t have big misses,” she said in an interview. “We had some market gains, but it is still early days.”
Earnings were heightened by $750 million in extra revenue resulting from an accounting change in the value of its debt and by a one-time $345 million tax benefit.
Analysts said the company showed cost restraint by reducing the proportion of its revenue it set aside for salaries — despite having to pay a $361 million charge for a British bank tax on bonuses.
In its investment banking business, underwriting revenue was $597 million, 30 percent lower than a year ago. Morgan attributed the drop to “lower levels of market activity.”
Its asset management business was still losing money in the quarter. That unit is being overhauled by Gregory J.

Fleming, the former Merrill Lynch executive who joined Morgan Stanley at the beginning of the year.
On Tuesday, Goldman Sachs reported a quarterly profit of $613 million, its worst quarterly performance since the depths of the financial crisis in late 2008. Its profits were hit by the turmoil in markets as well as the cost of settling a civil fraud suit with the Securities and Exchange Commission.
“In some respects, M.S.’s more conservative approach to balance sheet deployment to its trading businesses since the credit crisis, which drew criticism from investors last year, may be playing to the company’s benefit in a period where deploying principal capital in fickle markets carries a higher level of risk,” Barclays Capital analysts wrote in a research note.
Looking forward, Ms. Porat said in the conference call that the global economic outlook remained a concern, but she said the fear of a double dip recession was overstated. Nevertheless, she said, it would take time for investors to regain their poise.
“We are not expecting a rapid rebound in volumes,” she said.
As part of its strategy to rebalance the bank after the big risks it took before the credit crisis, Morgan has concentrated a lot of resources on building its retail wealth management business, and this unit’s performance in the latest quarter was disappointing, analysts said.
But Mr. Gorman, who took over as chief executive from John J. Mack in January, said he was confident about its future.
“The retail investor will not disappear, I am sure,” he said. “I have been doing this for a long time.”
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12. L’Industrielle Alliance pourra digérer American-Amicable [Industrial Alliance can digest American-Amicable]
Finance et investissement
07/22/2010
JEAN-FRANÇOIS BARBE
C’est maintenant officiel : l’Industrielle Alliance a conclu hier l’acquisition des actions de la texane American-Amicable Holding, une transaction de 145 M$ annoncée le 28 avril dernier.
American-Amicable, qui commercialise principalement des produits d’assurance vie traditionnelle, possède des permis de vente d’assurance vie dans 49 États et territoires américains. Ses produits sont offerts par l’entremise de 6 000 représentants autonomes. Ses couvertures totales en assurance vie totalisent 6,7 G$.
La filiale américaine de l’Industrielle Alliance, IA American, compte maintenant 8 200 représentants. L’Industrielle Alliance, qui affiche des actifs de 60 G$, aurait maintenant l’oeil sur un petit assureur-vie californien, en tutelle en raison d’une insuffisance de capital. “La suite de cette transaction dépend des autorités californiennes. Mais il s’agirait d’une bonne occasion pour nous, d’autant que l’apport requis en capital pourrait provenir du capital excédentaire de notre nouvelle filiale au Texas, sans intervention directe de l’Industielle-Alliance”, avait déclaré au journal La Presse (6 mai), le président et chef de la direction de l’entreprise, Yvon Charest.
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13. Banks Generate Profits, but Struggle to Lend
The Wall Street Journal
07/22/2010
MATTHIAS RIEKER and MARSHALL ECKBLAD
Pg. C3
Even banks that survived the financial crisis in better shape than most of their rivals say they continue to have trouble making new loans amid the rocky economy. But at least profits aren’t as hard to generate.
U.S. Bancorp, M&T Bank Corp. and Comerica Inc. reported higher second-quarter profits Wednesday, while Wells Fargo & Co. saw its net income slip, as more borrowers were able to repay their loans and the profit margin on loans increased.
Loan demand remains stubbornly weak, though.
“It’s not as if we see much of a drop in [loan] demand,” said Rene Jones, chief financial officer at M&T, a regional bank based in Buffalo, N.Y. “It just hasn’t gotten any better.”
Some bankers are worried that improved profits on loans could evaporate if loan growth doesn’t accelerate soon.
“I hope” that loan demand will improve, U.S. Bancorp Chief Executive Richard Davis.
San Francisco-based Wells Fargo, the fourth-largest U.S. bank in assets, said its net income fell 3.5% to $3.06 billion, or 55 cents a share, in the latest quarter from $3.17 billion, or 57 cents a share, a year earlier. Still, the latest quarter’s profit was 20% higher than in the first quarter, surpassing analyst estimates, and was helped in large part by improving loan books and smaller loan losses.
“We believe credit quality has indeed turned the corner,” said Howard Atkins, Wells Fargo’s chief financial officer.
At U.S. Bancorp, of Minneapolis, quarterly profit jumped 55% to $752 million, or 45 cents a share, from $482 million, or 12 cents a share, in last year’s second quarter.
Scott Siefers, an analyst at Sandler O’Neill & Partners LP, said the results reflected “a strong quarter on better revenues and lower credit costs than we forecast.”
M&T’s profit nearly quadrupled to $189 million, or $1.47 a share, from the year-earlier $51.2 million, or 36 cents a share, partly because the latest period lacked one-time charges that weighed on M&T last year. Comerica, of Dallas, said its net income increased to $70 million, or 39 cents a share, from $18 million, or 11 cents a share, in last year’s second quarter.
Unfortunately for banks, though, loan demand is weak because businesses many are timid about expanding while the economy’s direction is so uncertain.
As a result, many borrowers don’t need to tap existing lines of credit, much less take out new loans.
Comerica’s finance chief, Elizabeth Acton, told investors that the bank’s expectations for loan growth are shrinking, even though “we did see growth at period-end on the commercial side, including real estate.”
U.S. Bancorp executives said that credit-line usage among middle-market businesses improved, but bigger corporations are dragging down the overall credit-usage rate.
Comerica reduced the amount of money it reserved for loans that it expects won’t be repaid, but U.S. Bancorp and M&T added to their reserves.
U.S. Bancorp said high unemployment, falling home prices and the topsy-turvy economy are too worrisome to justify loan-loss reserve reductions.
Wells Fargo Chief Executive John Stumpf said the bank is “getting close” to seeing a peak in its levels of troubled loans.
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14. Poor Loan Demand Damps Bank Profits
The Wall Street Journal
07/22/2010
PAUL VIGNA and JOHN SHIPMAN
Pg. B4
Amid signs of improved second-quarter demand among businesses including airlines, trucking and machinery, there’s at least one place where demand is a no-show so far — banks.
The reasons are many. Some corporations remain reluctant to invest heavily in new business because they’re uncertain the spring uptick will last. Others are sitting on a veritable mountain of money as profits have soared. Meanwhile, consumers remain fixated on paying down debt, rather than adding more.
Wells Fargo & Co.’s total consumer loans were down about 2.6%, or almost $12 billion from the year-earlier quarter. Commercial loans were down 14%, or $48 billion. Finance chief Howard Atkins said the bank “began to see signs” of increased loan demand in the second quarter from businesses and “to a lesser extent” consumers. Chief Executive John Stumpf said business clients’ use of credit lines was “relatively unchanged” from the first quarter and still at “historic lows.”
Other large banks are seeing the same. “As we look on the loan demand side, it continues to remain weak as the consumers continue to delever,” Bank of America Corp. Chief Executive Brian Moynihan said last week. “There’s no loan demand, because there’s no demand for the [client’s] products,” Mr. Moynihan said.
Bank of America extended $174 billion in credit in the second quarter, but that’s down from $211 billion a year earlier. The company funded $72 billion in first mortgages, down $111 billion from a year earlier.
The bursting of the housing bubble has erased enormous amounts of Americans’ paper wealth, the stuff that makes consumers feel more comfortable about spending cash. In response to feeling less wealthy, consumers paid off loans of all kinds, including credit-card and mortgage debt.
Consumer credit has fallen 15 of the last 16 months, including a combined $24 billion drop for April and May. And the process may not even be close to over.
Between September 2001 and the Lehman Brothers crash in September 2008, U.S. consumer credit, not including mortgages, increased 59% to nearly $2.6 trillion. Since then, consumer debt has declined about 6% or $166 billion, to a little more than $2.4 trillion.
Lack of demand is forcing some banks to look more aggressively for borrowers. Salt Lake City’s Zions Bancorp is seeing bigger national banks coming into its pasture looking for customers, Chief Financial Officer Doyle Arnold said Monday. “What we have seen in the last couple of months is a fairly significant increase in price competition for the better quality, larger commercial loans and perhaps more modest increase in competition for more typical smaller business loans,” he said.
The bank has been careful about matching loan pricing and terms, “but it seems pretty clear this price competition is real,” and is in some instances meeting it, he added.
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15. Tide of home insurance claims is rising; Water damage. Policies cost as much as 30% more than last year
The Gazette (Montreal)
07/22/2010
CHERYL CORNACCHIA
Pg. A4
Home insurance costs in Quebec have jumped as much as 30 per cent this year over 2009 as underwriters report rising numbers of water damage claims, often stemming from the brief but heavy rains that have characterized recent Quebec summers.
Consumers are only now becoming aware of the changing insurance landscape because July is the traditional moving period in Quebec, a time when many renters turn into homeowners and existing homeowners receive insurance renewal notices in the mail.
“Everyone wants to know what is going on,” said Richard Beauchamp, a part-owner of Assurances Robert Beauchamp Inc. in Chateauguay.
Again this week, insurance brokers at his company spent hours fielding calls from frustrated home insurance policyholders, looking for ways to reduce premiums.
In some cases, information about a new roof or water tank or the installation of a backwater valve can help reduce a policyholder’s overall cost, Beauchamp said, as can a new centrally monitored alarm system with a water sensor, a retired mortgage or a stellar credit rating.
But with the notion of insurance being to spread the risk, thousands of Montrealers are still facing five-to 30-per-cent increases on their home insurance this year.
Water damage now accounts for about $500 million of the $1.2 billion worth of home insurance claims filed in Quebec annually, said Anne Morin, a spokesperson for the Insurance Bureau of Canada’s Quebec division.
Ten years ago, Morin said, fire and theft were the two main reasons homeowners filed insurance claims, but smoke detectors and alarm systems changed that.
Now water is the big-cost item -accounting for more than half of all claims, up from 45 per cent in 2005 and 21 per cent in 2001, Morin said.
Think l’Acadie Circle and the city’s most recent torrential rainstorm, July 9, which left hundreds of basements flooded and roofs leaking across the city.
While home insurance policies do not cover the cost of repairing a leaking roof or a foundation that allows water to infiltrate a home, they may cover the costs of the damage incurred as a result.
Claims can add up quickly with many basements today finished professionally and filled, for example, with computer equipment, HD home entertainment systems, wine coolers and furniture.
“We’re not smoking in bed and making french fries (anymore), but there are new risks,” Beauchamp said.
“What was good 40 years ago is often not good now,” Beauchamp said, noting how homeowners in new subdivisions on the South Shore have been vulnerable to flooding because they often rely on the overburdened infrastructure of small towns.
Warren Williams is the owner of RWI Insurance , an insurance broker in Ste. Anne de Bellevue and a company his father started in 1924.
Williams said water damage accounts for about 55 per cent of the claims he processes from his mainly West Island clientele -homeowners who pay about $800 a year for insurance on properties that range from $300,000 to $1 million.
Leaky roofs, outdated water intake systems from the municipal line, worn-out washing machine hoses and non-existent backwater valves are often the culprits, Williams said, noting updates help a homeowner to reduce insurance rates.
But other forces drive up home insurance costs, he said.
In Quebec, he explained, insurance companies have traditionally made more money from automobile insurance because they have not been exposed to bodily injury claims, coverage that Quebec drivers obtain through the SAAQ, the provincial automobile insurance agency.
But as the auto insurance industry has become more competitive -rates in Quebec fell this year by as much as 15 per cent -it has become harder for underwriters to subsidize the home insurance side of their business with auto- insurance profits. “They’ve been borrowing from Peter to pay Paul,” Williams said.
The cost of reconstruction -whether as a result of fire or water damage -has increased 20 to 40 per cent over the past eight to 10 years as building supplies and labour costs have mounted, he added.
But, Williams said, many homeowners who have received increases on their premiums can often negotiate lower rates through their insurance agent or by going to a broker like himself.
Set by postal code, base premiums are established as a result of an area’s claim history, its access to fire and police services, the state of municipal infrastructure and exposure to various risks, such flooding and sewage backup.
Individual traits of a home -the state of its roof, electrical wiring, location and claim history -and its occupants can result in that base rate being adjusted up or down, Williams said. “You have to make sure you are getting the appropriate discounts.”
Insurance companies offer various discounts, so high rates can be avoided if you are 50 or older, mortgage-free, a non-smoker and have a good credit rating, Williams said.

Clarity is usually the best policy
No one wants to learn after the fact that the terms of their home insurance policy do not cover them.
The following risks are among those that are usually not covered and require a special rider for which you must pay extra, if available:
•	Theft of jewellery exceeding $3,000 in value.

•	Damage to boats, all-terrain vehicles, recreational vehicles or snowmobiles.

•	Oil tank decontamination and removal.

•	Damage from vermin (that could include birds, bats or insects).

•	Sewage backup.

•	Flood.

•	Earthquake.

•	Rupture of the water intake pipe to your home from the municipal line.

•	Burst water pipes if your house is unoccupied without heat for more than three days in winter.
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16. Même en vacances, les gestionnaires veillent sur vos placements [Even on vacation, managers watch over your investments]
Les Affaires
07/22/2010
MICHEL VAN de WALLE
Ah, les vacances ! Enfin l’été, le soleil, le chalet, la mer... La période idéale pour décrocher.
Toutefois, les marchés financiers, eux, ne prennent jamais de vacances. Qu’en est-il des gestionnaires de portefeuilles et des conseillers financiers, chargés de surveiller vos avoirs et de faire fructifier votre portefeuille ? Prennent-ils congé ? Apportent-ils leur BlackBerry et leur iPhone à la plage afin de ne rien manquer des nouvelles financières ? Seront-ils en mesure de réagir rapidement et de protéger votre avoir si la Bourse s’effondre ? Ou de vous faire saisir une occasion de placement en or qui se présenterait de façon inattendue ?
Quatre portefeuillistes expliquent comment ils réussissent à décrocher tout en demeurant à votre service, grâce à l’appui des autres membres de leur équipe.
“Je ne perds jamais de vue le marché”
André D’Amours, gestionnaire de portefeuilles à la Banque Nationale Financière
Lorsqu’il veut décrocher vraiment, André D’Amours part à la pêche pendant trois ou quatre jours. “Assez loin dans le bois pour être sûr de ne pas pouvoir être joint”, précise-t-il. C’est là qu’il relaxe pleinement, loin d’Internet, de la télé, des journaux.
Pour éviter que cela ne le pénalise trop dans son travail, il combinera deux journées de week-end et deux journées de semaine. Mais prendre congé est essentiel, dit le gestionnaire de portefeuilles à la Banque Nationale Financière. “C’est sain de le faire, sinon ça pourrait être dangereux.”
En dehors de ses escapades, M. D’Amours continue de surveiller les Bourses, même en vacances, ce qui, selon lui, fait partie intégrante du métier de gestionnaire. “Je ne perds jamais de vue le marché”, déclare celui qui suit l’actualité sur son BlackBerry.
Difficile cependant de prendre plus de deux semaines de congé à la fois. “Parce que lorsqu’on revient, le travail à faire s’est trop accumulé”, confie celui qui surveille plus de 400 comptes, la plupart en gestion discrétionnaire.
Grâce à Internet, il est facile de prendre le pouls des marchés depuis presque n’importe quel endroit. M. D’Amours jette un oeil sur le site Yahoo ! et a accès à un serveur de la Banque Nationale Financière, à partir duquel il peut faire un peu de télétravail. “Je vais prévoir une journée dans la semaine pour consulter mes courriels.”
En cas d’urgence, son adjointe sait toujours comment le joindre. De plus, M. D’Amours compte sur les trois autres membres de son équipe pour assurer le suivi des portefeuilles des clients.
Bien qu’il suit l’évolution des marchés, le gestionnaire ne cherche toutefois pas à savoir comment se comportent des titres particuliers, sauf circonstances exceptionnelles. “Je mise sur des valeurs sûres et à long terme. Le plan de match ne change pas beaucoup. Je n’ai pas besoin de savoir chaque jour comment vont les actions de la Banque Scotia ou celles de la TD.”
“Je m’assure d’être toujours dans une zone couverte par les réseaux sans fil”
Guylaine Raby, vice-présidente et gestionnaire de portefeuilles chez Valeurs mobilières Desjardins
Guylaine Raby entretient une relation paradoxale avec son BlackBerry. Il s’agit à la fois d’un outil” merveilleux qui nous donne plus de liberté “mais aussi d’une” petite laisse “qui la garde attachée au bureau lorsqu’elle prend des vacances.
En fait, la gestionnaire de portefeuilles de Valeurs mobilières Desjardins (VMD) n’abandonne jamais complètement le travail lorsqu’elle prend congé. Elle aime faire du canot, mais s’assure de n’être jamais hors de portée. “Quand je suis en expédition, le périmètre est déterminé par le réseau de télécommunications!” dit-elle en riant.
“Je maintiens une certaine surveillance des marchés. Et le BlackBerry est un outil fantastique pour cela.” Non seulement son téléphone intelligent lui permet-il de consulter matin et soir les principaux indices boursiers, mais elle peut aussi être avisée, par courriel, de toute urgence. Pour connaître les dernières nouvelles, elle utilise surtout Yahoo !, qui comporte également un volet financier. Mme Raby visite aussi le site sur lequel sont publiés les rapports de recherche de VMD, afin d’être au courant des développements qui touchent le milieu des affaires. Elle a accès à tous les portefeuilles de ses clients, au nombre d’environ 400, mais fait rarement des transactions à distance. Les trois autres membres de son équipe assurent le suivi en son absence.
De toute façon, des jours de congé, elle n’en prend pas beaucoup à la fois. Une semaine, habituellement, trois fois par année. “C’est assez pour recharger les batteries”, estime-t-elle. Elle a de qui retenir, d’ailleurs. “Mon père était agriculteur. Il ne prenait jamais de vacances.”
“Je me fie à mes collègues”

Luc R. Fournier, gestionnaire de portefeuille d’actions canadiennes chez l’Industrielle-Alliance
Pas question pour Luc R. Fournier de transporter un BlackBerry ou tout autre appareil qui le garderait en contact avec les marchés pendant ses vacances. “Aucunement, aucunement! répond-il promptement. Sinon, ce ne serait pas des vacances.”
Pour lui, c’est une question de santé. “Notre travail est brûlant, dit-il. On ne peut pas rester sur le qui-vive tout le temps. Il faut que la pression retombe à un certain moment.”
Lorsque le gestionnaire de portefeuilles de l’Industrielle-Alliance a accordé cette entrevue, il revenait d’une semaine de congé. “J’étais à la pêche et je peux vous dire qu’il n’y avait pas grand-chose qui entrait dans le parc des Laurentides”, dit-il en faisant référence aux communications sans fil. “J’étais dans le noir et j’étais bien content. J’ai repris contact avec les marchés à mon retour à la maison.”
Outre aller à la pêche, M. Fournier aime bien faire du camping dans le Maine. “Là, c’est plus difficile de décrocher complètement. On a accès à des journaux, il y a la télévision. Mais j’essaie quand même de ne pas trop les regarder.”
De toute façon, ajoute-t-il, puisqu’il ne transporte pas son bureau avec lui, il ne pourrait pas faire grand-chose. Il se fie à ses collègues qui, comme lui, sont responsables de la gestion des actions canadiennes. “La confiance règne”, assure-t-il. Il est plus aisé de laisser les problèmes au bureau, puisque M. Fournier gère des fonds communs. Aucun client ne l’appelle pour lui demander d’échanger des titres.
La contrepartie, c’est que la concurrence est forte. “On reçoit notre bulletin à chaque jour”, dit-il. En effet, le rendement de ses fonds peut être comparé quotidiennement à celui des indices et à d’autres fonds semblables. “Je fais ce métier depuis 25 ans. C’est de plus en plus compliqué au fil des ans. Alors, il faut faire le vide de temps à autre. Ceux qui ne le font pas, je suis incapable de me mettre dans leurs souliers.”
“Je consulte mes courriels, mais ne réponds qu’en cas d’urgence”
Stephen Gauthier, stratège et gestionnaire principal chez Fin-XO
Stephen Gauthier ne chasse pas, ni ne pêche. Alors, la probabilité qu’il soit complètement coupé des marchés pendant ses vacances est plutôt limitée.
En fait, il ne le souhaite pas vraiment. “Je ne décroche pas. Je ne l’ai jamais fait. Je fais partie de cette génération qui lit encore les journaux. Alors, à l’hôtel, je lis au moins un journal et je regarde ce qui se passe sur les marchés”, raconte le stratège et gestionnaire principal de Fin-XO, une firme née récemment de la fusion d’Investpro et de Demers Valeurs mobilières.
Toutefois, précise-t-il, pendant ses jours de congé, il consacre peu de temps à suivre les Bourses. Grâce à son iPhone, il prendra 30 secondes chaque jour pour connaître l’évolution des principaux indices sur le site de l’agence Bloomberg.
“Aujourd’hui, c’est difficile de prendre plus de deux semaines de vacances consécutives. Les marchés bougent beaucoup, et ce, 24 heures sur 24. Certains marchés en Asie et en Amérique latine ont maintenant beaucoup d’influence. Il se passe toujours quelque chose”, dit-il.
Pas question d’être appelé par les collègues. “Je fais la concession de prendre de courtes vacances. Le compromis, c’est que je ne veux pas être dérangé.” Il faut dire qu’il a le loisir de fixer les règles du jeu car il est l’un des principaux actionnaires de la firme. Si toutefois un événement majeur se produit, il demande à en être prévenu par courriel. “Je consulte mes courriels, mais je ne réponds qu’en cas d’urgence.”

En tant que stratège, il essaie de prévenir les coups avant de partir en congé. “Si je pense qu’il y a certains placements plus à risque, je vais essayer de les éliminer des portefeuilles avant de partir, précise M. Gauthier. J’ai été chanceux. Je n’ai jamais eu à gérer de crise pendant que j’étais en vacances.”
54,1%
Probabilité que l’indice new-yorkais S&P 500 augmente en juillet. Pour août, la probabilité est de 52,5% .
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17. Look to 2011 for U.S. housing recovery as prices, sales continue to fall
The Globe and Mail
07/22/2010
ALLAN ROBINSON
Pg. B11
House prices in the U.S. have stabilized, but look for a setback on Thursday as pressure wanes from a last-minute rush of home buyers seeking to take advantage of the federal government’s tax credit.
For long-term investors, house prices are the key for a recovery in vast swaths of the U.S. economy, including the employment picture, building materials, household products and the financial health of the banks.
And in Canada a U.S. housing recovery will help the beleaguered forest products industry.
WHAT ARE THE EXPECTATIONS?
The U.S. house price index, which is scheduled for release Thursday, is forecast to have declined by 0.3 per cent in May, according to a survey of economists by Bloomberg. It rose 0.8 per cent in April and 0.1 per cent in March.
Existing home sales, which are also due out Thursday, are estimated to have fallen in June to 5.1 million units on an annualized basis, from 5.66 million in May. A larger drop off in existing home sales is expected in July and August when the full force of the expiry of the tax credit is reflected in the data, according to CIBC World Markets Inc.
“The post-tax-credit freefall in housing activity, aided and abetted by weak job and absent credit growth, appears destined to apply additional downward pressure on home prices,” said Michael Gregory, a senior economist with BMO Nesbitt Burns Inc. On a year-over-year basis, U.S. house prices are expected to be down 1.5 per cent.
Although the closing date for eligible sales with the tax credit was extended to Sept. 30 from June 30, sales began to plummet during May and June, Mr. Gregory said. The signing deadline for the purchases was April 30.
TAKE A LOOK AT LUMBER
But look for a dramatic recovery in the U.S. housing market in 2011, said James Marple, a senior economist with TD Securities Inc. as a result of the pent up demand for housing. “The level of housing starts is expected to push towards the one million mark by the end of 2011,” which is about double the currently depressed rate, he said.
Lumber prices have mirrored the housing volatility. Prices hit a four-year high in May of $367 (U.S.) for a thousand board feet before plunging back to $247 in early July, according to Dina Cover, an economist with TD

Securities. “In 2011, we expect prices to gradually rise, reaching $340 by year end.”
In the long run, the outlook for lumber markets is bullish, said Daryl Swetlishoff, an analyst with Raymond James Ltd. The industry should benefit from supply cutbacks, an increase in offshore shipments and a U.S. housing recovery, he said.
Raymond James has “outperform” ratings on International Forest Products Ltd., panel board maker Norbord Inc. and TimberWest Forest Corp., and “market perform” ratings on Canfor Corp. and West Fraser Timber Co. Ltd.
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18. Honest advice for the wealthy? That’s rich
The Globe and Mail
07/22/2010 10:35:56
STEVE LADURANTAYE
Pg. B12
It’s pretty great to be rich, unless you’re trying to get some decent advice about your finances.
Professional financial planners are often just happy to see you walk through the door, and aren’t particularly motivated to tell you the ugly truth about why your decision to invest in junior Congolese mining companies may not be the most clever idea in the world.
There aren’t a lot of dissenting opinions, in other words, when a wealthy person starts moving their money around with the help of a planner. Pork belly futures? Great idea, boss.
For two decades, the 140 members of an exclusive U.S. club called TIGER 21 have met monthly in a bid to get around this problem. Each member has at least $10-million in the bank and wields a certain amount of suspicion for the money management industry that exists to collect fees as much as to provide advice.
The group said Wednesday it plans to open four Canadian clubs this year in its first international expansion — in Vancouver, Calgary, Toronto and Montreal — and is searching for 56 members who are willing to pay $30,000 a year in membership fees for the right to sit in on monthly meetings built around portfolio critiques and guest speakers.
“It’s not for everybody, but for those people who it is for, it’s a good experience,” founder Michael Sonnenfeldt said Wednesday from New York, adding the U.S. members have some $10-billion of assets to invest.
“We need people who are passionate about taking the responsibility of being the CEO of their own investment company, by which I mean they don’t abdicate responsibility to an adviser. They may hire them, but they know to keep them on tap rather than on top.”
TIGER 21, an acronym for The Investment Group for Enhanced Results in the 21st Century, is as much a support group as an investment club. Where else could you commiserate about a real estate transaction gone bad or an unfortunate currency hedge and not be met with a blank stare?
“A number of people who have created significant wealth lead isolated lives because they are often the wealthiest person in their social world,” Mr. Sonnenfeldt said. “It’s very difficult to discuss issues of wealth with friends and family who are not in the same economic circumstances.”
There are no shortage of Canadian candidates. The Merrill Lynch Capgemini 2010 World Wealth Report said there are more than 30,000 Canadians with more than $10-million in assets, 13 per cent of whom have more than $30-million at their disposal.
While initial membership applications are being accepted on the company’s website, the club’s main recruitment tool is far less high tech.
Most members are recruited after chatting up a friend who is already a member, although the club launches a formal due diligence process once the introduction has been made to ensure a prospect is a good fit.
“Members know they are getting honest and credible advice from peers with very diverse backgrounds and areas of expertise, something they typically don’t receive from even the most trusted financial adviser,” said the organization’s president, Jonathan Kempner.
That may be so, but not everyone wants to pay $30,000 a year for a sense of camaraderie and a few blunt words about unfortunate investment decisions.
“I like the concept because sometimes these people feel as if they have no peers,” said Sloan Levett, the director of wealth management at Fuller Landau LLP in Toronto.
“But as a business model, I’m not so sure about it in Canada . No matter how wealthy you are, that is a lot of money for a portfolio review and a couple of guest speakers.”
***
MONEY MANAGEMENT
Three questions for TIGER 21 founder Michael Sonnenfeldt:
What happens at meetings? Do you drink champagne and talk about the Kentucky Derby?
This is a very serious business. We try to have 50 per cent of our content be the hard science of wealth management — investments, asset allocation, interest rates, deflation and inflation.
Do members pass on hot investments?
Actually, the group generally reinforces a sense of conservatism that says you don’t have to swing at every ball and sometimes it’s better to sleep well rather than to eat well.
How do your members feel about the U.S. economy?
They are deeply concerned about a double dip. But at the same time, many are now dipping their toe into private equity because they can’t get as much yield off their passive investments but they need to hitch onto some area of growth in an area where they have some expertise.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 21, 2010
Daily News Brief
July 21, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS

1.	Who’s Hiring In Your Area? — WPTZ-TV (VT & NY)
TD Bank said it’s one of the 15 largest banks in the U.S. with more than 1,100 retail stores on the East Coast. Right now, it has openings for an assistant head teller and a store supervisor in Burlington.

2.	Bank Foundation Gives Affordable Housing Grants — Poughkeepsie Journal (NY)
The TD Charitable Foundation announced that it will award $1.7 million in grants to support affordable housing initiatives through its fifth annual “Housing for Everyone” competition.

3.	TD Ameritrade Dips Despite Profit Growth — TheStreet.com [Similar article in The Wall Street Journal.]
TD Ameritrade (AMTD) shares slumped Tuesday as investor concerns about poor June trading volumes and the challenging interest rate environment trumped the online broker’s better than expected profit in its fiscal third quarter.

4.	2 Former Riverside Bank Branches In Palm Beach County To Close — TCPalm (FL)
Two former Riverside National Bank branches in Palm Beach County will close in the fall, according to a TD Bank spokeswoman, but no employees will be laid off. [TD Bank’s Rebecca Acevedo is quoted.]

5.	The Big Retail Showdown — Bank Director Magazine (3rd Quarter 2010)
Despite countless warnings that the industry has hit a wall on brick-and-mortar viability, lots of financial institutions are holding their ground, determined not to let this era become branching’s last stand. Can branches remain profitable once the dust settles on the current economy? Our special report digs into both sides of the story. [TD Bank’s Fred Graziano is quoted.]

6.	CenterState Acquires Failed Olde Cypress — The Ledger (FL)
CenterState Bank is pushing into Hendry County with the acquisition of Clewiston-based Olde Cypress Community Bank. The failed Olde Cypress Community Bank went into receivership last week with the Federal Deposit Insurance Corporation. [TD Bank is mentioned.]

7.	Briefs: South Financial Lost $314 Million in 2nd Quarter — The State (SC)
In what is likely The South Financial Group’s last quarterly earnings report before being sold to a Canadian bank, the largest bank based in South Carolina said Tuesday it lost $314.9 million in the second quarter. Much of the loss came from a $214.1 million goodwill impairment charge for its Carolina First bank and insurance business based on the proposed merger terms. [TD Bank is mentioned.]

8.	Summer School Falls Victim To Budget Cuts In Many Suburban Towns, But Federal Funds Keep Atlantic City Schools Open — Press of Atlantic City (NJ)
There is no free summer school in Galloway Township this year. The funds usually allotted for it were cut from the budget. In Egg Harbor Township, a small summer program will serve only about 200 disadvantaged students. But in Atlantic City, on a hot July day, the schools are bustling, as more than 1,000 students take advantage of free summer programs that run four days a week. [TD Bank is mentioned.]

9.	Special Report — We’re From Wall Street And We’re Here to Help — New York Times
Jason Ader, a former hot-shot casino industry analyst turned wealthy hedge fund manager, is rolling the dice, hoping to become a community banker in Las Vegas. But federal bank regulators haven’t seemed very inclined to grant him his wish. [TD Bank is mentioned.]

10.	Should You Opt In For Overdraft Protection? — CNNMoney (blog)
You can officially say goodbye to that $40 cup of coffee — that is, if your bank doesn’t badger you into paying for it all over again. Thanks to new Federal Reserve rules, you now can decide what happens when you pull out a debit card to pay for a purchase but don’t have enough money in your checking account to cover it. [TD Bank is mentioned.]
INDUSTRY NEWS

1.	Ex-Bank of America Execs Take Aim at Florida — Miami Herald
After buying three failed banks late Friday — including two in South Florida — a new financial institution plans to keep growing through more purchases, and become a significant regional player.

2.	Ups and (Now) Downs Continue for Bill to Create Small-Business Lending Fund — American Banker
A bill to create a $30 billion small-business lending fund — whose fate has swung wildly between almost certain defeat and imminent enactment — encountered problems again Tuesday as key Republicans voiced objections to the central provision of the legislation.

3.	S.E.C. Is Pursuing More Inquiries Tied to the Financial Crisis, Chairwoman Says — New York Times

Days after the Securities and Exchange Commission secured a $550 million settlement from Goldman Sachs, the agency’s chairwoman said on Tuesday that the commission was pursuing several other investigations related to the 2008 financial crisis.

4.	Empowered Fed’s Task: End Regulatory Dysfunction — American Banker
With the Dodd-Frank Act, Congress has agreed to reduce a decade-old barrier standing between the Federal Reserve and the separately regulated subsidiaries of the holding companies it supervises.

5.	Bank of New York Mellon, State Street Earnings Recover — Wall Street Journal
Bank of New York Mellon Corp.’s second-quarter earnings nearly quadrupled as the financial-services company recovers from prior-year securities losses and TARP-related charges.

6.	Washington Mutual Agrees To Launch Chapter 11 Probe — Wall Street Journal
Washington Mutual Inc. on Tuesday bowed to shareholder demands for a probe of the deal at the heart of its Chapter 11 plan, a proposed settlement of the storm of litigation spawned by the 2008 seizure and sale of its prized thrift, Washington Mutual Bank.
TD BANK NEWS

1.	Who’s Hiring In Your Area? Local Job Listings For Employment Seekers July 19, 2010 — WPTZ-TV (VT & NY)
TD Bank
TD Bank said it’s one of the 15 largest banks in the U.S. with more than 1,100 retail stores on the East Coast. Right now, it has openings for an assistant head teller and a store supervisor in Burlington. It also needs customer service reps in Burlington, Montpelier, Waterbury, and St. Albans. Plus, TD Bank is hiring for part-time tellers in Keeseville, Waitsfield, Richford, Stowe, Montpelier and Winooski. If you’re looking for a head teller position, TD Bank has openings in Burlington, Milton, Waterbury and Peru.
To learn more about TD Bank and view more positions, you can head to their website at: http://www.tdbank.com/careers/careers.html.
The Essex Vermont’s Culinary Resort & Spa
The Essex, formerly known as the Inn at Essex, is hiring. It calls itself Vermont’s Culinary Resort and Spa, with a wine list ranked among the best in the world.
Right now, the resort and spa has front desk morning and evening positions open. They are seasonal positions. The resort and spa also needs a full-time spa receptionist. Plus, a full-time hair stylist/nail technician.
To learn more about these positions, you can go to their website at: http://www.vtculinaryresort.com/employment/

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2.	Bank Foundation Gives Affordable Housing Grants July 21, 2010 — Poughkeepsie Journal (NY)
The TD Charitable Foundation announced that it will award $1.7 million in grants to support affordable housing initiatives through its fifth annual “Housing for Everyone” competition.
The foundation will award 34 grants, ranging from $10,000 to $100,000, to eligible housing nonprofits that submit the best proposals and pertain to this year’s theme of capital improvements for affordable housing.
Preservation or improvement activities must make a qualitative difference in the lives of residents, improve the overall condition of the property, provide overall cost savings and/or improve energy efficiency.
Organizations that wish to enter must have tax-exempt nonprofit status, must develop or maintain affordable housing or provide housing-related programs and services to low and moderate-income individuals or families, and must serve the communities where TD Bank does business.
Organizations must also demonstrate fiscal responsibility and the impact they have made on affordable housing efforts in their communities.
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3.	TD Ameritrade Dips Despite Profit Growth By Laurie Kulikowski July 20, 2010 — TheStreet.com [Similar article in The Wall Street Journal.]
NEW YORK — TD Ameritrade (AMTD) shares slumped Tuesday as investor concerns about poor June trading volumes and the challenging interest rate environment trumped the online broker’s better than expected profit in its fiscal third quarter.
The stock fell 3.3% to $15.30 in afternoon trades. Volume of 7 million was already above the issue’s trailing three-month daily average of 5.5 million. The shares are down roughly 18% year-to-date, but had bounced a bit headed into the second-quarter report after scraping a 52-week low of $14.72 on July 6.
Before the opening bell, TD Ameritrade reported earnings of $179.4 million, or 30 cents a share, for the three months ended June 30, up from a year-ago equivalent profit of $170.5 million, or 30 cents a share. Revenue rose nearly 13% year-over-year to $691.8 million in the latest three months from $613.8 million last year.
The average estimate of analysts polled by Thomson Reuters was for a profit of 28 cents a share in the June period on revenue of $682 million.

5

Analyst reaction to the report was generally positive. BMO Capital Markets left its outperform rating with a $23 price target on the stock intact and said net interest income and insured deposit fees came in a bit higher than expected, offsetting the impact of slightly lower commissions.
FBR Capital Markets reiterated its own outperform rating and $23 price target on the stock following the quarterly report, which it said it views as “confirmation of our thesis that the value of the business continues to grow and that the longer-term investor will eventually be rewarded.”
But the firm also lowered its earnings estimates for TD Ameritrade, mainly because of lower trading activity. While the company itself touted the third quarter as delivering “record” DARTs, or daily average revenue trades, of 413,000, FBR said June saw a sharp 30% drop-off, and that the quarter’s performance missed its estimate for DARTs of 456,000. For fiscal 2010, the firm now expects earnings of $1.04 a share, down from a prior estimate of $1.10. For fiscal 2011, it sees a profit of $1.29 a share, compared to its previous view of $1.44.
A point of interest from the report was that TD Ameritrade bought back 15 million of its common shares in the third quarter through July 2 at an average price of $17.25 each — a 14% premium to the stock’s closing price on July 2. The repurchase, which FBR said represented roughly 2.5% of the company’s outstanding shares as of March 31, completed the company’s current buyback authorization.
“With our recent share repurchase program completed, and plans to make investments in the next wave of our growth, we continue to take a thoughtful, opportunistic approach to deploying capital,” CEO Fred Tomczyk said in a statement. “That approach will not change as we continue to examine ways to use our strong cash position to enhance the client experience and build long-term value for our shareholders.”
TD Ameritrade’s aggressive buyback approach echoed that of another financial firm. JPMorgan Chase (JPM) also said it used excess capital to buy back $500 million worth of shares at the end of June and into July when it reported its second-quarter results last week. The move was somewhat of a surprise since investors have been waiting for the big money center bank to raise its dividend. Chairman and CEO Jamie Dimon said on the conference call that he was more inclined to do more share repurchases than raise the bank’s dividend right now.
TD Ameritrade doesn’t currently pay a dividend, and its excess cash is often mentioned when the subject of consolidation comes up with regard to the online brokers. FBR expects another buyback program or possibly a dividend.
“With the company sitting on $1.2 billion of liquid assets and generating close to $900 million in cash earnings annually, we expect the company to explore additional ways to return cash to shareholders going forward,” the firm said, noting the 45% ownership cap for parent company TD Bank could become an issue. “We expect the company to explore adjusting the cap or initiating a dividend.”
A promising development within TD Ameritrade’s results was that, despite customer jitters from this spring’s market volatility, the online broker was still able to produce double-digit growth in new client assets.
Consistent with at least the last five quarters, TD Ameritrade increased net new assets by $8.9 billion, or 10%, in the June-ending quarter (its fiscal third quarter). That growth rate was slightly below the 12-13% rise in assets in the preceding three quarters, but consistent with the TD Ameritrade’s growth in the June-ending quarter of 2009.
TD Ameritrade’s total client assets at the end of the quarter rose 24% from a year earlier, but fell 5% to $323.8 billion compared to the beginning of the three-month period. The last time TD Ameritrade had falling client assets was in the June-ending quarter of 2009, according to the earnings report.
Gross new accounts fell 6.4% from the March quarter to 175,000. The new accounts opened were roughly in line with the year earlier quarter. Approximately 73,000 accounts were closed in the three-month period.
TD Ameritrade gets roughly 47% of its revenue from client assets as opposed to trading commissions. Total asset-based revenue rose 23.5% from the year-earlier period and 8.1% from the March-ending quarter to $324.6 million.
And while trading commission and transaction fees rose 10.5% from the prior quarter, to $333 million, the fees actually slipped from the same period last year, as TD Ameritrade and its rival online brokers lower trading commissions once again in a bid to garner more customers.
FBR noted that TD Ameritrade’s organic asset gathering growth rate is stronger than that of rival Charles Schwab (SCHW) and other asset managers, which have had negative growth on this metric.
Schwab on Friday beat Wall Street expectations by 2 cents with its second-quarter profit of 17 cents a share. E*Trade Financial (ETFC) is set to report its results after the bell on Thursday. Analysts expect the online broker to post a loss of 11 cents a share for the quarter.
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4.	2 Former Riverside Bank Branches In Palm Beach County To Close July 21, 2010 — TCPalm (FL)
Two former Riverside National Bank branches in Palm Beach County will close in the fall, according to a TD Bank spokeswoman, but no employees will be laid off.
Rebecca S. Acevedo, public relations manager for TD Bank, said the Lake Worth Riverside branch at 6651 Lake Worth Road will consolidate into the Lake Worth TD Bank branch five miles away at 8881 Lantana Road, and the North Palm Beach Riverside branch at 660 U.S. 1 will consolidate into the North Palm Beach TD Bank one mile away at 316 Northlake Blvd.
“We expect to place all employees in the nearby store or at other TD locations,” Acevedo said in a prepared statement. “We don’t expect any more closings at this time.”
Fort Pierce-based Riverside, which had 61 branches from northern Palm Beach County to Volusia County, failed in mid-April and was sold by the Federal Deposit Insurance Corp. to TD Bank, which has branches from Maine to Florida.

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5.	The Big Retail Showdown By Jack Milligan July 21, 2010 — Bank Director Magazine (3rd Quarter 2010)
Despite countless warnings that the industry has hit a wall on brick-and-mortar viability, lots of financial institutions are holding their ground, determined not to let this era become branching’s last stand. Can branches remain profitable once the dust settles on the current economy? Our special report digs into both sides of the story.
When someone or something that was supposed to have died refuses to oblige, it is fashionable to quote Mark Twain’s widely known quip—upon hearing that his obituary had been published in the New York Journal—that “the reports of my recent death are greatly exaggerated.” And so it is with the hoary old bank branch—a living anachronism that dates back to Twain’s era and beyond, and whose obit has been written countless times in the financial press ever since the Internet began changing practically everything in the 1980s.
Indeed, not only has the bank branch survived—it has actually thrived in recent years. Fueled by one of the longest economic expansions in U.S. history, and also by the industry’s fierce competition for low-cost consumer deposits, the country’s financial institutions went on a prolonged building spree that saw the number of branches grow 12% from 2000 through 2007, before leveling off in 2008 when the U.S. economy took a sharp downturn. As of June 2009, according to the most recent data from the Federal Deposit Insurance Corp. in Washington, U.S. banks and thrifts had a total of 99,540 domestic branches.
FDIC branch data as of June 30, 2010 was not yet available when this story went to press, but there were warning signs last year that some industry giants’ long-running love affair with the branch might be on the rocks. In July 2009, The Wall Street Journal reported that former Bank of America Corp. CEO Kenneth Lewis told a group of investors in a private meeting that the Charlotte-based company would close about 10% of its 6,100 branches. Possibly fearing a revolt from angry customers who didn’t want their branches to be shuttered, the bank quickly issued a statement claiming that any reductions would be modest and would occur over a three- to five-year period. New York-based Citigroup Inc. also announced in September 2009 that it would close or sell some of its 1,000-plus U.S. branches, which strengthened the perception that some of the country’s largest institutions would start cutting back on brick-and-mortar distribution.
Facing down challenges
There’s no question that banks and thrifts are operating in the toughest economic environment they’ve experienced in years. Although the U.S. economy is technically no longer in a recession, tepid loan demand and continued asset quality problems have placed extraordinary pressure on bank capital and earnings. As if that weren’t trouble enough, new Federal Reserve restrictions on bank overdraft charges will also significantly reduce one of the industry’s most reliable revenue sources, further straining its profitability. And these challenging circumstances have forced many banks to take a closer, harder look at underperforming branches.
Added to this short-term economic pressure is the parallel, although unrelated, change in how many consumers access their banks. After nearly 30 years, remote access banking—

which in the early 1980s was referred to as home banking, a term that seems quaint in today’s anywhere, anytime, totally wired world—is seriously competing with traditional branches for transactions and customer loyalty. Whether it’s paying bills online from a laptop computer in a local coffee shop with Internet access or transferring funds from one bank account to another via a Blackberry or iPhone while waiting in line at the supermarket, alternative distribution channels have finally gained critical mass.
And that in turn is forcing the branch to evolve from a quasi-public utility (think “post office”) to the central platform in a highly focused relationship management strategy—which is a game most banks still haven’t learned how to play. But learn they must, because brick and mortar is by far the most expensive distribution channel in retail banking, and in today’s challenging economic environment, any branch that isn’t solidly profitable is a likely candidate for closure.
“We are starting to see banks look at their branch strategies in a different way,” says Nicole Sturgill, research director for delivery channels at The Tower Group Inc., a Needham, Massachusetts-based research firm that specializes in the financial services industry. “They’re asking themselves, ‘Am I getting enough money out of this branch to justify the cost?’”
Make no mistake, the bank branch is neither dead nor dying. For the vast majority of banks and thrifts today, the branch remains the primary channel in their retail distribution network. “Our banking centers are always going to be the core strategy for distribution,” says Bank of America spokesperson Anne Pace—who reiterates that the bank is making no effort to deliberately downsize its branch system. “There is no large-scale plan under way to close banking centers,” she says.
“We have no number in mind.”
The branch retains this foundational role because when most consumers open a new checking or savings account, they strongly prefer to do that transaction in person. “The branch remains the single most important source of new accounts—it’s more than all the other channels combined,” says Richard Hartnack, vice chairman at Minneapolis-based U.S. Bancorp and head of consumer banking. The branch is also important to many local businesses that have to make daily cash deposits. “Retailers continue to use the branch on an undiminished level,” adds Hartnack. And of course, banking is still a people business and the nearby branch remains the one place where customers can go when they have a problem and talk with a banker face to face. In short, the branch continues to be the anchor for most consumer and small-business banking relationships.
In the consumer world, the branch is also a tangible entity that projects a very intangible concept—the institution’s brand identity—into the community where it can be experienced in a very visceral way. And a few banks, like Umpqua Holdings Corp. in Portland, Oregon, have taken this idea very seriously. Most of Umpqua’s 176 branches in Washington, Oregon, and California have been designed to have the look and feel of a café and have electronic bulletin boards that display information about what’s going on in the community. Some Umpqua branches even host neighborhood events in their space as a way of connecting with the community. The message would seem to be that if Umpqua cares about the community, then it must care about the individual consumer.
“Our branches are a billboard for our differentiation in the marketplace,” says Lani Hayward, the bank’s executive vice president for creative strategies. “We’re building something that goes beyond banking. “[The branch] is part of the community.”

Running a profitable branch system in today’s challenging economic environment requires a clear strategy and strong execution. At Winston-Salem, North Carolina-based BB&T, the financial performance of its 12-state, 1,800-plus branch network is reviewed closely on an ongoing basis. The bank keeps an active list of underperforming branches and is not reluctant to close those where the problem stems from a poor location. “We constantly prune our branches,” says Ricky K. Brown, the bank’s senior executive vice president and banking network manager.
Each BB&T branch has its own balance sheet and profit-and-loss statement, and is run like a separate business. The bank has a demanding sales culture where each branch has sales goals that are tracked obsessively. The weekly sales cycle kicks off Monday morning with a bankwide sales meeting, continues through the week with various other meetings as the progress of each branch and each sales associate is tracked against their goals, and concludes with a bankwide debriefing on Friday. “And Monday morning we get up and do it again,” says Brown. “It’s an intense system of management each week.”
U.S. Bancorp also runs each of its 3,000-plus branches, which cover a 24-state territory from Ohio to California, as separate profit centers. “Our people are accountable for the businesses they run,” says Hartnack. Every branch has certain fixed costs, which generally include the cost of the building, land, and equipment, along with personnel costs and shared overhead for such corporate activities as compliance and auditing. The bank has tried to lower its branch overhead in recent years by building smaller units that average about 3,000 square feet in size, and it uses inexpensive furnishings similar to what one would find in a mid-level national hotel chain. “People are still building 5,000 square-foot branches, which doesn’t make sense to us,” says Hartnack.
The revenue strategy at U.S. Bancorp is relatively simple: Build a franchise of consumer and small-business checking accounts and use those to develop a deeper relationship with the customer. “Once you’ve got that in place, it’s all about trying to get a bigger piece of their wallet,” Hartnack says. “It’s basic blocking and tackling—good execution, good sales, and service at the customer point of contact.”
Integrating the retail strategy
In addition to the branch, there are four other primary distribution channels in retail banking: ATMs, call centers, online access through the Internet, and mobile access through a handheld device like a Blackberry or iPhone. ATMs have been around for a long time, as have call centers, and both have contributed to a steady decline in branch traffic over the last several years. The rapid expansion of the online channel in recent years has also shifted a significant volume of transactions away from the branch. And the projected strong growth rate for mobile banking will reduce branch transaction volume even further while creating new product opportunities for banks. Fiserv Inc. has a person-to-person payment service in pilot now with approximately 60 financial institutions that customers can access through their mobile phones. “We’ve done a lot of research and we think it’s something that banks can charge a fee for,” says Erich Litch, senior vice president and general manager of Fiserv’s Electronic Banking Services unit in Hillsboro, Oregon.
“[A]lthough deposits have increased dramatically (almost 13% from 2007 to 2009 as consumers left the stock market), the number of branch transactions—the bulk of which are teller transactions—increased only 2% between 2008 and 2009,” TowerGroup’s Sturgill wrote in a February 2010 white paper on the future of the branch. “Compared to the growth in online banking transactions at 18.2%, it is clear that consumers are shifting basic transaction activity to self-service channels.”
The pace of technology spending to support the various alternative distribution channels has slowed in recent years as the industry’s profitability has declined. “Financial institutions say, ‘This is great, got to have it, call me Jan. 1, 2011,’” says Jeff Marshall, vice president of strategic technologies at Harland Financial Solutions in Lake Mary, Florida. Right now, “banks just don’t have the money.”
And yet spending to these channels will most likely increase as the economy recovers. TowerGroup projects that mobile and online transaction volume will have a compound average growth rate of 116% and 8.5%, respectively, from 2009 to 2013. Branch transaction volume, on the other hand, is expected to grow just 0.07% over the same period.
The steady decline in branch transactions is evident at Cherry Hill, New Jersey-based TD Bank—the U.S. subsidiary of TD Bank Financial Group Inc. of Toronto, Canada. According to Fred Graziano, TD Bank’s president for regional retail banking, the branch is still the single largest source of transactions, at approximately 43%. But online, ATM, and call center channels combined account for about 57% of TD’s total retail banking transactions. And since all of these alternative channels can process transactions more cheaply than branches, the shift in their favor has yielded a significant cost savings to the bank. TD does not currently offer mobile access, but Graziano estimates that the cost of a mobile transaction is only 8 cents, compared to $4 in the branch, so adding mobile to its mix of channels would drive down TD’s distribution costs even further.
But the proliferation of distribution channels has a downside as well, since it becomes expensive for banks to offer all of these options unless they are able to recapture some of the associated capital expenditures and operating expenses by lowering their branch costs accordingly. Yet that doesn’t mean they can initiate large-scale branch closures because even many heavy Internet users still want the security of having easy access to a nearby branch.
“Customers want it all,” says Dave Kaytes, managing director and founder at Novantas LLC, a New York-based research firm. “They want all the channels available to them. But while customers in the aggregate want it all, customers individually just want what they want.” In other words, an older customer may only use the branch for transactions, while another may use the branch and online channels—and a third might rely mostly on the online and mobile channels but want accessto a branch, just in case.
Making the economics work
In a perfect world, a majority of customers would only use the branch for high-value transactions, like applying for a mortgage loan. Low-value transactions, like paying bills or making deposits, would be handled through less-expensive channels like online bill pay or ATMs with imaging technology that lower item-processing costs.
“You do have to provide all the channels to be competitive,” says Graziano. “But the trick is how you get the customer to use the right channel.” In other words, how do you get customers to use a self-service channel like online for simple transactions and reserve the branch for high-value activities that produce revenue?

“It’s a mistake to try to push people out of the branch,” says Litch at Fiserv. “People have their preferences and there are things they will and will not do.” Litch says banks need a migration strategy that encourages the preferred behavior, but does not mandate it. He points out that the best source of new potential online users is the branch, which only makes sense since the branch is where most new accounts are opened. But there is a relatively small window in which new customers can be encouraged to use other products and services like online bill payment—only about 45 days, according to Litch. Indeed, it makes sense to try to introduce new branch-based checking account customers to all of the bank’s alternative delivery channels when they first open their account.
The benefits of a successful migration strategy show up on the bank’s bottom line. “The profitability of [online] customers is definitely higher than offline customers,” says Litch. “They’re cheaper to serve and they’re more reluctant to leave your institution than offline customers.”
One of the more challenging aspects of managing a multichannel distribution strategy is delivering the same level of consistency across the spectrum. “You need high quality in all your channels,” says Graziano at TD Bank. And for an alternative channel like online, “It has to be simple. It has to be fast. And it has to be secure.”
But providing a consistent level of service quality requires that all the channels be consolidated. Banks have done a better job of linking the separate systems that support their consumer loan, savings, and checking account products, so that an account executive in the branch could sit with a customer and call up a summary of that customer’s entire relationship with the bank. “But if a customer walked into the branch and said they had heard about a new product that was being advertised, [the executive] might not know what they were talking about,” says Marshall at Harland. “It’s really important that all the channels work together. Not too many banks have that capability today.”
According to Marshall, many of Harland’s clients are looking for more cross-channel integration so that if a person started filling out a loan application online and then ran into trouble, he or she could come to the branch and finish the application with the assistance of a customer service representative.
Branching’s continual evolution
As transactions continue to shift from the branch to online and mobile channels, the branch will need to redefine its role. And as alternative channels siphon off an increasingly greater percentage of low-value transactions, that should free up the branch to concentrate on higher value transactions that offer greater revenue potential to the bank. This would allow branch personnel to pursue a relationship management strategy that would transform the branch into more of a consultative sales center rather than a transaction site.
Sounds logical enough—except that most banks aren’t anywhere near ready to adopt this strategy. Kaytes at Novantas says that traditionally banks have sold a narrow set of products—checking accounts, savings accounts, and certificates of deposits—through their branch networks. What most banks haven’t done well is integrate the sales and marketing of their other core consumer products—credit cards, home mortgages, and investment advice, to name three—into the branch environment.
“In Europe, bank branches are clearly multiproduct environments,” says Kaytes. “In the U.S., historically branches have focused on a much narrower product range.”

Another problem is that the checking account has heretofore been the core relational product between the customer and the bank, but the steady growth of the online channel has been luring an increasingly greater number of those transactions away from the branch. This becomes an issue when an institution decides to shift its branch strategy to more of a relationship management approach because the payments vehicle—which includes the old tried-and-true checking account, a debit card linked to that account, and a credit card—drives many of the other consumer products that banks sell and helps them to understand the financial patterns and tendencies of the customer.
“The payment vehicle is the only product that bankers have that is a repeating event,” says Kaytes.
The challenge then for banks is to use the branch as the primary vehicle in developing a deeper relationship with the customer in an environment in which transactions that are tied to the traditional core product—the checking account—are increasingly moving offline.
One institution that is attempting to make this challenging transition is Bank of America. According to Pace, the bank has altered the compensation philosophy in its banking centers from one that was “product centric” to something that is “relationship centric.” “Now we’re more driven by ‘How can we deepen the relationship with the customer?’” she says. As part of that strategic shift, Bank of America will over time integrate its mortgage banking and investment management capabilities—which were greatly augmented by its 2008 acquisitions of Countrywide Financial Corp. and Merrill Lynch & Co.—into those banking centers that are located in demographically favorable markets.
The transformation of the branch from a transaction to a relationship hub won’t be an easy one. It will require branch personnel to sell in more of a consultative capacity where they take the time to fully understand the customer’s needs. “We have a lot of work to do to get our associates comfortable with that model,” says Pace. But if Bank of America and the rest of the industry can pull off that transformation, it will create a new lease on life for an iconic industry symbol whose obituary has been written countless times in recent years.
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6.	CenterState Acquires Failed Olde Cypress The move expands the Winter Haven bank’s reach into Hendry County. By Kyle Kennedy July 20, 2010 — The Ledger (FL)
WINTER HAVEN — CenterState Bank is pushing into Hendry County with the acquisition of Clewiston-based Olde Cypress Community Bank.
The failed Olde Cypress Community Bank went into receivership last week with the Federal Deposit Insurance Corporation. Winter Haven-based CenterState acquired Olde Cypress’ deposits and operations, which include a total of three branches in Clewiston and LaBelle, and one Winter Haven location.
As of March 31, Olde Cypress had $162 million in total deposits and roughly $168 million in assets. The acquisition is CenterState’s first since it purchased the failed Ocala National Bank in January 2009.

“We want to come alongside the FDIC and build our franchise and act as a consolidator. The deals are lucrative in that you’re able to acquire banks with a deep history and big customer base,” John Corbett, CenterState’s president and chief executive, said. “There’s very few banks in Florida that are in a position to act as a consolidator.”
Corbett said the Olde Cypress purchase will enhance CenterState’s growing presence in southern Central Florida. CenterState is establishing an Okeechobee office and recently hired John Williams, former president and chief executive of Fort Pierce-based Riverside National Bank of Florida, which failed in April and was acquired by Canada’s TD Bank.
Williams, now serving as CenterState’s area executive for the Okeechobee region, said the bank plans to finish converting operations at former Olde Cypress locations around Oct. 1.
CenterState officials plan to retain Olde Cypress’ branch employees but said some backroom positions might be eliminated.
CenterState currently has about $1.2 billion in assets and is owned by a Davenport-based holding company, CenterState Banks Inc. The holding company includes a total of four subsidiary banks with 44 locations in 12 counties throughout Central Florida.
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7.	Briefs: South Financial Lost $314 Million in 2nd Quarter By Andrew Shain July 21, 2010 — The State (SC)
In what is likely The South Financial Group’s last quarterly earnings report before being sold to a Canadian bank, the largest bank based in South Carolina said Tuesday it lost $314.9 million in the second quarter. Much of the loss came from a $214.1 million goodwill impairment charge for its Carolina First bank and insurance business based on the proposed merger terms. Goodwill includes the intangible value of a company, such as its brand and reputation. Since 2008, South Financial has lost $1.6 billion in posting 10 straight quarterly losses. TD Bank agreed to buy South Financial after federal regulators ordered the Greenville bank to bolster its balance sheet. The sale is expected to close in September. South Financial shareholders will receive either 28 cents in cash or .004 shares of TD common stock for each South Financial share. South Financial stock closed at 65 cents the last trading day before the deal announced.
Ex-bank officials plead guilty to fraud
Two former bank officials in Myrtle Beach have pleaded guilty to fraud charges. Multiple media outlets reported 58-year-old Gary Albert Hager and 44-year-old Jill Diane Brennan pleaded guilty to conspiracy to commit bank fraud in federal court in Florence Monday. Hager and Brennan admitted falsifying information on loan applications so banks would approve mortgages that wound up in foreclosure. Hager worked at the J.P. MorganMoorage Chase office in Myrtle Beach. Brennan worked at a Bank of America office in Myrtle Beach. Each face up to 30 years in prison and possible fines of up to $1 million each and could be ordered to pay restitution.
Toyota asked to turn over documents

Toyota Motor Corp. said Tuesday that it has been asked by a federal grand jury in New York to turn over documents related to faulty steering components in its vehicles, the latest in a series of subpoenas it has received related to safety issues this year. The automaker, facing numerous federal and local investigations into its handling of sudden acceleration and other safety matters, said in a securities filing that it received the subpoena June 29 from a grand jury meeting in New York.
China now the world’s top energy consumer?
China has overtaken the United States as the world’s largest energy consumer, the International Energy Agency said Tuesday. China immediately questioned the report, claiming its calculations were “unreliable.” The agency said China’s 2009 consumption of energy sources ranging from oil and coal to wind and solar power was equal to 2.265 billion tons of oil, compared to 2.169 billion tons used that year by the United States. The shift is historic, coming years ahead of forecasts.
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8.	Summer School Falls Victim To Budget Cuts In Many Suburban Towns, But Federal Funds Keep Atlantic City Schools Open By Diane D’Amico July 21, 2010 — Press of Atlantic City (NJ)
There is no free summer school in Galloway Township this year. The funds usually allotted for it were cut from the budget.
In Egg Harbor Township, a small summer program will serve only about 200 disadvantaged students.
But in Atlantic City, on a hot July day, the schools are bustling, as more than 1,000 students take advantage of free summer programs that run four days a week. The day starts with a free hot breakfast. From there, students may work on improving their math and language arts skills, rehearse for a play or learn a musical instrument. A hearty lunch is served at noon.
It’s more low-key than during the school year, but each program has a goal.
“It’s a safe place for them to be,” Sovereign Avenue School Principal Medina Peyton said. “Even the upper grade students will come with their siblings. The parents really appreciate this.”
As the new school year officially starts July 1, free summer school has been the most immediate victim of the 2010-11 school budget cuts. But while suburban districts have eliminated programs, federal Title I and the stimulus funding have helped some districts keep their programs operating.
“I always try to put some of the Title I money aside for summer school,” said Joseph Beaman, Atlantic City coordinator of the federal Title I program that provides funding for disadvantaged children. “It helps the children, and the families.”

New Jersey will get $285.7 million in Title I funds to help disadvantaged students for the period from July 2009 to September 2010. Statewide distribution is based on the percentage of children in need. And while most districts get some funds, urban districts get the most.
Locally, Atlantic City gets about $2.4 million, Galloway Township gets $450,000, Hamilton Township gets $400,000 and Egg Harbor Township, $525,000.
The funding imbalance means that poor students in suburban districts have access to fewer services than their peers in low-income districts, even while state data shows almost half of all poor children live in more suburban areas.
“This absolutely is a problem,” said Lynne Strickland, director of the Garden State Coalition of Schools. “With the budget cuts, districts just don’t have much flexibility anymore in how they spend their money. Programs are being curtailed and it all happened very fast. We really need to be careful not to let these children fall through the cracks.”
‘Everything is less’
Egg Harbor Township’s Title I summer program will reach about 200 designated students from the C.J. Davenport and Joyanne Miller schools, the only two that qualify for Title I funding. The students will meet three days a week in July to work on math and language arts skills.
“What we had to cut was any supplemental programs we had added for at-risk students at the middle and high schools,” Superintendent Scott McCartney said. “Everything is less than what it was.”
Galloway Township Superintendent Annette Giaquinto said they used to use district funding for summer school, but will review the budget to see if they can allocate some Title I funds for a summer program for next year.
“There are rules for how you can spend the funds,” she said. “Our enrollment of students in the free and reduced lunch program has gone up, but really the middle class families are stuck. They’re not poor enough for the free programs, or wealthy enough to pay.”
Many of those families are showing up at the Community Food Bank, which is preparing for a special summer fund drive to meet increased demand. Program director Karen Meredith said participation rises in the summer when children are home and not getting the free meals they receive at school.
Even in Atlantic City, the programs are leaner, especially those funded by the district. Because of budget cuts, make-up summer school for students who failed a course is being offered this year to juniors and seniors only, Principal Oscar Torres said. About 135 students are participating.
Beyond classroom
The district is using about $500,000 in Title I and stimulus funds to offer elementary school programs to almost 1,000 students, an SAT Prep class for about 60 high school students, and an environmental science camp for 50 sixth- and seventh-graders at the Ocean Life Center.

A special program for 75 incoming high school freshmen and about 50 sophomores brings them to the school for half a day, then assigns them to work sites in the afternoons. The students are paid minimum wage and can earn as much as $1,000 over the summer.
“We want to help them get used to the high school, and also learn to develop discipline, a work ethic, and being reliable,” Assistant Superintendent Donna Haye said. “Many of them use that money to buy their uniforms and school supplies for the fall.”
The students were identified in eighth grade as having promise but needing support.
“These are the students who might otherwise fall through the cracks,” Principal Oscar Torres said.
Part of their program includes lessons in financial literacy and the opportunity to open an account at TD Bank. Teacher Jerome Taylor has lessons planned in managing their money, credit cards and saving for college.
Pam Lewis, who teaches radio broadcasting, and Donald Howard, who teaches television production, will work with the students to prepare broadcasts of their lessons. But the best teacher may be Tynetta McCray, a 17-year-old senior who will mentor the students in the radio program and has lots of advice on making it through high school.
That’s the kind of advice Paola Santiago, 14, and Najah McCoy, 14, want to receive.
“I don’t want to be lost here,” Santiago said. “People get scared because of the rumors.”
McCray reassures them that if they put in the effort, they’ll do just fine.
“Just don’t mess up,” she says. “Go to class, make sure you’re cool with everyone, the teachers, security, the lunch ladies, the secretaries. “
In the afternoon, Santiago will go to the Sovereign Avenue School, where she helps in the office.
Fun with a purpose
Almost 300 students in grades kindergarten through seven are registered for the summer program at Sovereign Avenue School. The school serves many immigrant families, and the staff uses the month-long summer program to reinforce English language skills and help students catch up on academics.
“I love coming here,” said Michelle Sosa, 10, a fifth grader. “It’s so much fun.”
At home, she explains, she would just be watching television. At school, she is participating in a play.
“We do a variety of games, but they all have a purpose,” said substance abuse coordinator Michele Ferrell, who will focus on teaching life skills like problem-solving and working with other students as a team.
Students are also working in the school garden, one of several in the district started in partnership with faculty and students at Richard Stockton College. Crops include corn, lima beans, lettuce, tomatoes and celery.

At noon, students pile into the cafeteria, where lunch that day is a choice of pizza, roast chicken with macaroni and cheese, or peanut butter and jelly sandwich, along with milk or juice and a fruit cup.
As Peyton monitors the cafeteria, a young girl stops to give her a hug. Recently arrived from Nepal, she speaks little English, and the summer staff will help her get accustomed to her new school and learn some English. She’s a bit shy, but what she lacks in language she makes up for in hugs, handshakes, and high fives.
When the program ends in July, each child will be sent off with a parting gift — a book.
“They love to get books,” Beaman said. “Most of them don’t have many books at home, so we’re trying to encourage them to start home libraries.”
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9.	Special Report — We’re From Wall Street And We’re Here to Help July 20, 2010 — New York Times
NEW YORK (Reuters) — Jason Ader, a former hot-shot casino industry analyst turned wealthy hedge fund manager, is rolling the dice, hoping to become a community banker in Las Vegas.
But federal bank regulators haven’t seemed very inclined to grant him his wish. And their reluctance underlines an unusual conundrum at the centre of the U.S. financial system today.
Hundreds of small banks across the country are struggling to keep their doors open, but the industry’s overseers in Washington, D.C. are more wary than ever about the breed of high-rollers that inhabit Wall Street, who come bearing bags of cash and the promise of an easy fix.
The fear is that financiers like Ader are looking to make a killing off of distressed community banks. But he and other new bankers are determined to show regulators that they have them all wrong. To hear Ader tell it, he simply wants to help.
Still, the standoff continues.
Seven months ago, Western Liberty Bancorp, a publicly-traded shell company managed by Ader, submitted applications to the Federal Reserve of San Francisco and the Federal Deposit Insurance Corp to acquire Service 1st Bank of Nevada, a small community bank in Las Vegas with just $210 million (137.7 million pounds) in assets. The applications to approve the deal, which the companies first announced last September, are still pending.
The approval process has dragged on so long that Western Liberty upped the amount of new capital it plans to sink into the four-year-old bank from $15 million to $25 million. Shares of New York-based Western Liberty recently were bounced from the NYSE Amex Stock Exchange, after the company with $86 million in cash but no active operations to speak of, failed to meet the exchange’s minimum listing requirements.

The 42-year-old Ader, who sits on the board of the Las Vegas Sands resort and casino company, hasn’t given up on his wager that he can turn Service 1st, which operates a single branch located just minutes from the Vegas Strip, into a local commercial lender for the gaming industry. A married father of four children and a fixture in the Hamptons, Long Island social scene, Ader is confident the deal will eventually get done.
“Our goal in this transaction is to strengthen an existing Nevada community bank, while generally infusing more capital into the Nevada banking system and local economy,” Ader said in a recent interview at the midtown New York offices of Hayground Cove Asset Management, the $550 million hedge fund that he also manages. “Our plan is to relist (the shares) after the deal is completed and approved. The NYSE has told us they want us to relist.”
Ader’s this-will-help-the-economy sales pitch may be his best bargaining chip with regulators. And it’s something they are hearing more and more these days from money managers itching to break into the banking business.
To some degree, it’s a strategy born of necessity. While regulators remain wary of Wall Street’s new bankers, they recognise the pressing need for community banks to raise billions in new capital to avoid shuttering up.
FEAR OF EASY MONEY
The stalemate comes as a surprise to some. At the outset of the financial crisis the conventional wisdom was that private equity firms and hedge funds would emerge as the main buyers at government auctions of banks seized by regulators.
The experts said private investors would trip over one another for the right to buy a failed bank. After all, the deals still look like easy money — all upside if the economy recovers and little downside risk because the FDIC often agrees to share in the losses and keep some of the worst assets.
But to date, fewer than two dozen of the more than 236 banks shut by the FDIC since January 2009 have been sold at auction to investment groups sponsored by private equity firms, hedge funds and wealthy financiers. A handful of investor-backed groups have bought bank-owned real estate taken on by the FDIC. Maybe the most successful private deal so far was the FDIC’s March 2009 sale of IndyMac to a group led by a bunch of hedge funds and private equity firms.
Even investment vehicles officially sanctioned by bank regulators to do deals with the FDIC have largely remained on the sidelines.
SJB National Bank, a $1 billion acquisition company led by billionaire investor and real estate developer Stephen Ross, has yet to ink a deal for a failed bank.
Also still in standby mode is an investment vehicle called Stone Bank, in which private equity giant Blackstone Group Inc is a major partner. Led by Brad Oates, the former president of Bluebonnet Savings Bank, a defunct Dallas thrift, the Texas-based investment company is waiting final regulatory approval to begin hunting for a struggling or failed bank to buy.

Then there is distressed investment shop Lone Star Funds. Last summer it opened an office in Washington, D.C., to be closer to regulators as the firm acquired failed banks, but it has yet to complete a single transaction.
Some of the lack of activity is no doubt the result of financiers reassessing their options after the FDIC adopted new rules last summer. One of them requires investment groups looking to buy failed banks to pony up more capital than more traditional financial buyers like TD Bank and US Bancorp. Another forces them to hold on to their bounty for at least three years before cashing out. The more stringent terms have led some private investors to conclude that regulators have made it too difficult to make a quick buck off an investment in a failed bank.
To be fair, regulators have long preferred doing business with either an existing bank, or a management team with a proven record of success in running a financial institution. But in the wake of the financial crisis they are more cautious than ever that some money managers and financiers — many of whom are unfamiliar faces in the world of community banking — are simply looking to snap up struggling lenders on the cheap but have no long-term commitment to lending to businesses and consumers.
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10.	Should You Opt In For Overdraft Protection? By Tali Yahalom July 19, 2010 — CNNMoney (blog)
You can officially say goodbye to that $40 cup of coffee — that is, if your bank doesn’t badger you into paying for it all over again.
Thanks to new Federal Reserve rules, you now can decide what happens when you pull out a debit card to pay for a purchase but don’t have enough money in your checking account to cover it.
Previously, if you didn’t have enough in your account to make a purchase, your bank would generally cover it anyway — at a price. Swipe for a $3 carton of milk if you only had $2 in the bank, and, without any notice, you’d pay an extra $35 to $40 to compensate for overdrawing your balance. Withdraw $20 from the ATM and the same thing would happen.
Under the changed rules — applicable to new accounts opened after July 1, and effective August 15 for pre-existing ones — attempted debit-card payments with insufficient funds will just be declined, unless users opt into the previously-automatic coverage, which banks liked to call “courtesy overdraft protection.”
The now-optional service — which many banks are spinning as a must-have, you’ll-never-be-able-to-set-foot-into-your-local-deli-if-you-don’t program — isn’t cheap. TD Bank, for example, charges $35 per transaction that overdraws an account more than $5, up to five transactions per day. You pay another $20 if your account balance remains negative for 10 consecutive days.
Interestingly, though the Fed’s new rules are being enacted to protect customers, a Credit.com poll shows that many consumers would rather pay the fees in order to avoid the embarrassment and inconvenience that accompany card rejections. But what are the alternatives if you want to avoid debit-card rejections without paying extra?
Credit.com has a list of suggestions, and we picked our favorite three:
- Carry around an emergency pre-paid or alternative credit/debit card that you know has money on it.
- If your bank allows, tie your savings account to your checking account so that any checking-account debit overdrafts are covered by the money in your savings. There may be fees for the transfer, but they’re likely cheaper than the courtesy overdraft charges.
- Sign up for text message alerts to notify you if your balance falls below a certain threshold (of course, standard messaging fees would apply here).
If you have other payment options readily available — cash or credit cards, for example — don’t opt in for overdraft protection, advises Greg McBride, a senior financial analyst at Bankrate.com. Otherwise, you’re setting yourself up for an expensive fee that can easily be avoided, and which you may not even be aware of (since banks don’t necessarily let you know that a transaction is overdrawing your account). If, however, you don’t usually carry around cash or your credit cards are frequently maxed out, McBride says opting in would be a sensible way to save yourself in an emergency situation when your debit card is your only payment option. But the best solution for avoiding the fee might be the most obvious one: “Everyone needs to monitor their available account balance,” says McBride, “so that they can avoid overdrafts.”
Several MONEY staffers say that in recent weeks they’ve gotten a hard sell from their banks, both online and inside local branches, to opt in for overdraft protection. Confusing marketing gimmicks and persistent sales representatives are aimed at making customers aware of the new option – and signing them up. What about you? Will you opt in? Have you experienced incessant pleas to join? Tell us in the comments.
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INDUSTRY NEWS
1.	Ex-Bank of America Execs Take Aim at Florida
With $900 million in capital in hand, a new bank is gobbling up small, undercapitalized banks, including two based in Miami-Dade County.
By Ina Paiva Cordle
July 20, 2010 — Miami Herald
After buying three failed banks late Friday — including two in South Florida — a new financial institution plans to keep growing through more purchases, and become a significant regional player.
Expanding its reach in the Southeast, newly formed NAFH National Bank bought the three banks from the Federal Deposit Insurance Corp., broadening its foothold in the Miami area.
The deal was announced simultaneously with federal and state regulators’ seizure of the three banks, Miami-based Metro Bank of Dade County, Aventura-based Turnberry Bank and

Bank of the South, based in Spartanburg, S.C., putting them under the receivership of the FDIC.
The purchase, with 23 branches in total, comes less than three weeks after NAFH agreed to invest $175 million in Naples-based TIB Financial Corp. That deal, which will give NAFH 88 percent to 99 percent control of the bank, is expected to be completed by the end of September.
Together, the four banks will create a financial institution with about $3 billion in assets — just the first step in NAFH’s goal to build a “good, strong, regional bank,” said Chief Executive R. Eugene “Gene” Taylor.
All the banks will keep their current names for now, until NAFH makes more acquisitions and rebrands itself. And the bank said it has no plans to layvoff the 150 to 170 employees that worked at Metro and Turnberry, despite the consolidation.
NAFH plans to buy more banks, with the $900 million it has raised from an investment group of about 40, mostly institutional investors, including the private equity firms Crestview Partners and Oak Hill Capital Partners.
“We really think there is a great opportunity for a midsize regional bank focused on the Southeast,” said Chief Financial Officer Christopher G. Marshall. “Although clearly there is some turmoil in the markets here, we think these are incredibly vibrant markets.”
Florida is fertile ground for buying up failed banks. So far this year, 17 Florida banks have been seized by regulators, more than in any other state in the nation.
Ken Thomas, a Miami-based, independent bank consultant and economist, said he expects that number to rise to 25 to 30 banks by the end of this year, since one of three banks in the state is troubled.
NAFH, he said, is creating a “formidable franchise.”
“Overnight, it’s one of the bigger franchises in Florida,” he said.
But Thomas said his concern is that NAFH’s backers are “carpetbagger bankers,” rather than community bankers — not committed to the long-term benefit for the community, and just interested in short-term profits for shareholders.
Marshall and Taylor disagree, saying they are both veterans of Bank of America, with roots in Florida, and will be keyed into the community — though they live in Charlotte, N.C. ``We want to be good corporate citizens and will be good community bankers,” Taylor said.
The purchase of Metro Bank and Turnberry Bank gives NAFH National Bank eight branches in Miami-Dade — four from Metro Bank and four from Turnberry Bank — and two former Metro Bank branches in Broward.
When the TIB deal is completed, it will add another 28 branches throughout the Florida Keys, Homestead and the Naples-Fort Myers area. With the acquisition of Bank of the South, the bank also has 13 branches in South Carolina.
As of March 31, 2010, MetroBank had total assets of $442.3 million and total deposits of $391.3 million. Turnberry Bank had total assets of $263.9 million and total deposits of

$196.9 million. First National Bank of the South had total assets of $682 million and total deposits of $610.1 million.
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2.	Ups and (Now) Downs Continue for Bill to Create Small-Business Lending Fund By Cheyenne Hopkins July 21, 2010 — American Banker
WASHINGTON — A bill to create a $30 billion small-business lending fund — whose fate has swung wildly between almost certain defeat and imminent enactment — encountered problems again Tuesday as key Republicans voiced objections to the central provision of the legislation.
As recently as last week the legislation appeared to be on the road to easy passage in the Senate, but a vote was delayed by debate over regulatory reform. By Tuesday, however, the legislation’s fate was once again unclear, as Senate Majority Leader Harry Reid considered scrapping the fund in the face of Republican opposition.
“The possibility of it being pulled is looking greater and greater,” said James Ballentine, director of grassroots and community outreach for the American Bankers Association. “They cannot reach that magic number of 60 because there is not universal support for wanting to invest $30 billion into any program at this time.”
The bill needs 60 votes in the Senate to avoid a potential filibuster.
The fund has been on a roller-coaster ride from the beginning. President Obama first proposed the idea in January, calling for the creation of a fund that community banks could tap to fund additional small-business lending. The program would be free of restrictions such as the Troubled Asset Relief Program and would lower the required dividend by community banks if they could prove an increase in small-business lending.
Although many said the plan was dead on arrival, a bill creating the fund passed the House on June 17. Despite predictions to the contrary, it appeared to be generating plenty of Republican support in the Senate.
That was partly because additional provisions were added to the bill, including measures granting tax relief for small businesses, an extension of Small Business Administration guarantees and the creation of a corresponding state lending program.
But opposition to the lending program has grown.
A spokeswoman for Sen. Olympia Snowe said the Maine Republican had “deep reservations” about the lending fund, which community banks could tap for additional capital to increase small-business lending.
The effort has also been complicated by attempts by Republicans such as Sen. John Thune of South Dakota to add more provisions to the bill that would extend tax cuts made during the Bush administration.

The fact that “it is part of a larger package tax package is hurting it,” said Mark Calabria, director of financial regulations studies at the Cato Institute and a former Senate GOP aide. “I think if it wasn’t a part of a tax bill, there wouldn’t be as much of a problem. Given the limited time on the schedule, anytime a tax measure is brought up they are going to have to deal with Republicans who are going to demand votes on Bush tax cuts.”
But Paul Merski, senior vice president and chief economist for the Independent Community Bankers of America, said a new amendment by Sen. George LeMieux, R-Fla., could help the bill’s chances.
LeMieux plans to introduce an amendment that would allow a Camels 3-rated bank to raise its odds of being approved for capital from the fund if it could raise matching capital.
“With the improvements to the small-business lending fund, I think it’s going to have more support from a broader array of lenders, because it will allow the fund to be more workable and allow private capital to match the public funding,” Merski said. “I think this development is a positive one. They are trying to make the senators comfortable with the fund and trying to structure it so it will get the most use.”
Another stumbling block for the program could be an amendment by Sen. Mark Udall, D-Colo., that would increase the credit union lending cap to 27.5% of a credit union’s assets, from 12.25%.
Community bankers say they would oppose the bill if the amendment was added. The credit unions and banking trade groups sent letters to Senate leadership last week arguing on the amendment.
Calabria warned there could be other delays.
“The small-business community does not see this as a big fix for them,” he said. Senators “are going to continue to run into problems because of the tax stuff.”
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3.	S.E.C. Is Pursuing More Inquiries Tied to the Financial Crisis, Chairwoman Says By Edward Wyatt July 21, 2010 — New York Times
Days after the Securities and Exchange Commission secured a $550 million settlement from Goldman Sachs, the agency’s chairwoman said on Tuesday that the commission was pursuing several other investigations related to the 2008 financial crisis.
The chairwoman, Mary L. Schapiro, told reporters after a Congressional hearing that the S.E.C. had “a number of cases coming out of the financial crisis related to C.D.O.’s and other products” and involving Wall Street firms, banks and other financial institutions.
C.D.O.’s, or collateralized debt obligations, were the financial products at the center of the Goldman Sachs charges, which alleged that the bank misled investors in a subprime mortgage product as the housing market began to collapse. Goldman settled the S.E.C. complaint without admitting or denying the charges.

Ms. Schapiro’s comments are the most direct signal yet that the S.E.C. is continuing to press for accountability and restitution for the upheaval in financial and housing markets in 2007 and 2008, which led to the sweeping regulatory bill that President Obama is scheduled to sign on Wednesday.
Officials at the Justice Department and other members of the Financial Fraud Enforcement Task Force, including the S.E.C., have said they are continuing to share information and to pursue other investigations into financial sector firms with questionable practices that came to light during the financial crisis.
The S.E.C. has drawn particular criticism from Congress, investor groups and other quarters for a lack of prominent enforcement cases against firms that played a major role in the financial crisis, which cost individual and institutional investors billions of dollars in losses.
Ms. Schapiro defended the commission’s record on Tuesday, telling members of a House Financial Services subcommittee that the agency’s enforcement division had been restructured and reinvigorated since she took over in January 2009.
Responding to questions from reporters after the hearing, Ms. Schapiro said the agency was looking beyond Goldman Sachs and that investors had “not necessarily” seen the bulk of cases that might stem from the financial crisis.
“We have investigations in the pipeline across products, across institutions coming out of the financial crisis,” she said. “We’ve brought a number of them. Nobody ever wants to pay attention to the ones we’ve already brought. But we’ve brought quite a few already coming out of the crisis over the last year and a half.”
In recent months, she told the committee, the S.E.C. has brought cases claiming accounting and disclosure violations at subprime lenders, misrepresentation of complex mortgage securities as safe investments appropriate for retail investors and misleading statements to investors about a fund’s exposure to subprime investments.
For example, last month the commission charged ICP Asset Management of New York with fraud and conflicts of interest related to its management of multiple C.D.O.’s and an affiliated hedge fund in 2007. The company denied the charges.
In February, the commission settled a case with State Street Bank and Trust of Boston in which the S.E.C. charged that the company misled investors about their exposure to subprime investments while selectively disclosing more complete information to certain favored clients. State Street paid $313 million to settle the case.
But the S.E.C. has not brought any cases against credit rating agencies related to the financial crisis, although those companies provided investment-grade ratings to many packaged mortgage investments that quickly turned out to be based on questionable loans to unqualified borrowers.
S.E.C. officials say they are continuing to investigate the credit rating agencies. But the Credit Rating Agency Reform Act of 2006 prohibits the S.E.C. from regulating the substance, criteria or methodologies used in credit rating models, making those inquiries more difficult.
On Tuesday, some members of Congress expressed eagerness for the S.E.C. to follow up its case against Goldman Sachs with other actions.

“I, for one, am hopeful that this legal action will be the first, and not the last, brought by the commission against the hucksters of Wall Street who spun toxic mortgages into golden financial opportunities by hiding information or defrauding investors by other means,” said Representative Paul E. Kanjorski, Democrat of Pennsylvania, who is chairman of the capital markets subcommittee.
The S.E.C. has only civil authority; the Goldman case was referred to the Justice Department for possible criminal proceedings. While Justice officials have said that a criminal investigation is continuing, they have also noted the difficulty of bringing such cases and have sought to dampen any expectations that charges could be imminent.
That difficulty was exhibited last year, when the Justice Department charged two Bear Stearns hedge fund managers with lying to investors about the precarious state of investments they oversaw. A federal court jury in Brooklyn found the two managers not guilty, saying essentially that while the managers made bad investments, that itself was not a crime.
The setback has not stopped further prosecutions, however. Last month, the former chairman of a lending company, the Taylor, Bean & Whitaker Mortgage Corporation of Florida, was indicted for his role in what the government said was a $1.9 billion fraud scheme that led to the collapse of Colonial Bank of Alabama, one of the 50 largest banks in the United States. The former chairman, Lee B. Farkas, pleaded not guilty.
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4.	Empowered Fed’s Task: End Regulatory Dysfunction By Heather Landy July 21, 2010 — American Banker
With the Dodd-Frank Act, Congress has agreed to reduce a decade-old barrier standing between the Federal Reserve and the separately regulated subsidiaries of the holding companies it supervises.
No longer will the Fed be required to defer to so-called functional regulators when it wants to examine a bank affiliate, a broker-dealer, a futures business or an insurance arm of a company it oversees on a consolidated basis.
Of course, the Fed will be expected to rely on the reports of fellow regulators to the extent that it can, and it must avoid a duplication of duties whenever possible. But if it wants to request information from a subsidiary or conduct an exam of its own, it merely must consult first with the subsidiary’s primary regulator.
How this new authority in the bill — scheduled to be signed Wednesday by President Obama — will be exercised by the Fed can hardly be known. But in any case it embodies a significant change in the thinking about, and approach to, functional oversight since previous legislation on the topic.
The Gramm-Leach-Bliley Act of 1999 instructed the Fed to steer clear of subsidiaries regulated elsewhere and to defer to fellow regulators when questions arose about the subsidiaries. Conventional wisdom at the time held that risks in diversified companies were best evaluated by regulators with expertise in specific lines of business. Moreover, Congress accepted the notion that unregulated financial entities could be more easily nudged toward supervision if they were promised that the Fed would maintain a light touch.
The latter notion looks naïve in hindsight. But the former still holds sway in Congress, which did little in the new legislation to consolidate the splintered regulatory system and, in some cases, entrusted new powers to agencies with functional regulatory responsibilities. This time, though, important checks and balances were attached. For example, the Fed is to be permitted to go inside a functionally regulated subsidiary without first having to prove, as it did under Gramm-Leach-Bliley, that the subsidiary posed a risk to a depository institution within the holding company.
“Unless you get into a subsidiary and examine it, it’s really tough to leap to conclusions that whatever is going on [in the subsidiary] is jeopardizing the insured-deposit affiliate,” said Kathleen Collins, a partner in the business and finance practice at Morgan, Lewis & Bockius LLP and Washington counsel to the Bank Insurance and Securities Association trade group. With the new approach prescribed by Dodd-Frank, she said, “you’re rearming the Fed with supervisory authority over functionally regulated entities.”
Under Dodd-Frank, if the Fed suspects trouble at a functionally regulated affiliate of a bank holding company, it must “provide reasonable notice to and consult with” the appropriate regulator — typically a bank agency, the Securities and Exchange Commission, the Commodity Futures Trading Commission or a state insurance department — but ultimately has authority to do its own exam.
For nonbank financial companies that come under Fed oversight, the central bank can recommend in writing that the functional regulator of a subsidiary initiate a supervisory action or enforcement proceeding. And if a response acceptable to the Fed is not produced within 60 days, it “may take the recommended supervisory or enforcement action, as if the subsidiary were a bank holding company subject to supervision by the Board of Governors,” the bill says.
Moreover, the Fed is given authority to examine any subsidiary of a systemically important, nonbank financial company for information about its operations or risks to the safety and soundness of the subsidiary, the company or the financial system as a whole.
Fed officials declined to speak on the record about the new approach’s implications, but they pushed to get the broadest possible view of the companies they would be charged with monitoring.
“Large organizations increasingly operate and manage their businesses on an integrated basis with little regard for the corporate boundaries that typically define the jurisdictions of individual functional supervisors,” Jon D. Greenlee, the Fed’s associate director of banking supervision and regulation, testified in March before the House subcommittee on capital markets, insurance and government-sponsored enterprises.
Scoping out risks to a holding company, its subsidiaries and the system itself “requires a comprehensive and integrated assessment of activities throughout the holding company,” he added.
It is unclear that the Fed would have acted any differently in the years leading up to the financial crisis had it been able to examine functionally regulated units of the biggest bank holding companies. But presumably its supervisors at least would have had the chance to get a richer, unfiltered picture of the companies’ entire operations.
“If the SEC allowed securities firms to leverage again the way they did before, the Fed might” step in and act, said Melanie Fein, a banking and securities lawyer who practices in Washington and leads an American Bar Association task force on the causes of the financial crisis. “But I would imagine in the near term it’s not likely that the Fed would be examining” securities affiliates.
Certainly doing so would risk the delicate balance that regulators have achieved in the years since Gramm-Leach-Bliley’s enactment.
Cynthia A. Glassman, a former SEC commissioner, saw plenty of agency tension in the early years of the law’s implementation.
“At least part of the issue had to do with sharing information,” said Glassman, now a senior research scholar at the Institute for Corporate Responsibility at the George Washington University School of Business and a director of Discover Financial Services. “The banking agencies’ main focus was safety and soundness, and they didn’t want to make public things that could be fixed in private because they didn’t want to disclose things to the market that could cause runs on banks. The SEC’s mission is very different. At the SEC, if there is an enforcement action, they want to make it public so it will deter others.”
Whether the Dodd-Frank legislation will change the rapport that the Fed and functional regulators have developed in the 11 years since Gramm-Leach-Bliley will depend largely on how aggressive the Fed becomes in exercising its new authority if it senses trouble within functionally regulated businesses. But on a day-to-day basis, the division of labor will probably be unchanged, with functional regulators carrying out their usual duties.
“When you talk about the differentiation between functional regulators and more supreme oversight regulators, we still are tasked with chopping the wood, so to speak,” said Connecticut Insurance Commissioner Thomas R. Sullivan.
And that means banks themselves might not notice an effect until the Fed decides to test the new regulatory structure established by Dodd-Frank.
“I think this is one of those areas where we’re not going to know how it works until it either works or doesn’t work,” said Collins, the Washington lawyer. “I think it’s going to take some time, probably even for the Fed itself, to figure out how it wants to utilize this newfound authority. But at the end of the day, if there’s a [regulatory] shortfall, it can be laid at their feet now, so I’m sure they will be vigilant.”
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5.	Bank of New York Mellon, State Street Earnings Recover By Tess Stynes July 20, 2010 — Wall Street Journal
Bank of New York Mellon Corp.’s second-quarter earnings nearly quadrupled as the financial-services company recovers from prior-year securities losses and TARP-related charges.

Another custodial bank, State Street Corp., rebounded from a year-earlier loss caused by mortgage-backed securities as the institutional money-management company this time reported stronger fees and assets under management.
Bank of New York Mellon has been expanding its wealth-management business and in June unveiled plans for a unit that will handle futures and swap trades by major customers. The moves come as financial-services firms seek to tap into investors’ appetite for clearing transactions and in anticipation of regulatory changes regarding collateral requirements in the U.S. and Europe.
The asset manager and securities adviser, formed in July 2007 when Bank of New York acquired Mellon Financial Corp., reported a profit of $658 million, or 54 cents a share, matching analysts’ expectations, according to Thomson Reuters, up from $176 million, or 15 cents a share, a year earlier. The prior year included a $236 million charge related to the repayment of $3 billion it received from Treasury’s Trouble Asset Relief Program. Meanwhile, the latest quarter has $13 million of net securities gains, compared with prior-year losses of $256 million.
Fee revenue rose 1.8% to $2.56 billion as net interest revenue rose 3.1% to $722 million. on revenue of $3.34 billion.
Assets under management rose 19% on year to $1.047 trillion as of June 30 but fell 5.2% during the quarter amid declines in the stock market. Net inflows were $12 billion in the quarter
Credit-loss provisions tumbled to $20 million from $61 million a year earlier and $35 million in the first quarter. Nonperforming assets fell 12% to $406 million during the quarter.
Shares were recently down 0.6%.
State Street, which earlier this month said it would report a second-quarter operating profit well above analysts’ forecasts, said it earned a profit of $432 million, or 87 cents a share, compared with a prior-year loss of $3.31 billion, or $7.12 a share. The latest period included net investment losses of $50 million and a $10 million provision for loan losses related to its commercial real-estate holdings. The prior year included $3.68 billion in losses related to conduits—instruments used to buy asset-backed and mortgage-backed securities.
Revenue increased 9% to $2.3 billion as total fee revenue jumped 12% and net interest revenue was up 13%.
On an operating basis, revenue increased 2.2% to $2.16 billion as trading revenue jumped 35%.
The company earlier this month projected earnings of 93 cents, excluding investment losses and other charges, above analysts views at the time, on $2.2 billion in revenue.
Assets under management rose 15% to $1.782 trillion but fell 7.6% during the quarter amid the falling stock market.
Shares climbed 2.7% in recent trade.

The firm had turned in lackluster results in the first quarter as trading revenue dropped 10%. The decline came while some big Wall Street banks posted frothy increases as investors returned to stock and bond markets.
Custodial banks generally holds investments and securities for other investors.
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6.	Washington Mutual Agrees To Launch Chapter 11 Probe By Peg Brickley July 21, 2010 — Wall Street Journal
Washington Mutual Inc. on Tuesday bowed to shareholder demands for a probe of the deal at the heart of its Chapter 11 plan, a proposed settlement of the storm of litigation spawned by the 2008 seizure and sale of its prized thrift, Washington Mutual Bank.
After weeks of fighting, WaMu’s former parent agreed to the appointment of an investigator but urged a speedy schedule for the investigation of the largest banking collapse in U.S. history. Shareholders have been battling the bankruptcy settlement, which leaves them with nothing. They demanded a probe by an independent outsider, called an examiner.
Judge Mary Walrath earlier refused to authorize a probe on the grounds WaMu’s troubles had already been “investigated to death.” On Tuesday, she authorized an investigation and set a Sept. 7 deadline for the preliminary report and scheduled a November start for Chapter 11 confirmation hearings.
Judge Walrath had invited shareholders to renew the request for an examiner that she turned down the first time, after they complained about foot-dragging by Washington Mutual when it came to sharing the information it had gathered.
The proposed settlement is an agreement among WaMu’s former parent; its new owner, J.P. Morgan Chase & Co.; and the Federal Deposit Insurance Corp., which brokered the sale of WaMu to J.P. Morgan.
J.P. Morgan and the FDIC declined to comment.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 22, 2010
Daily News Brief
July 22, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD Retail Card Services Launches “Renovate” Credit Card Program For Home Furnishings Retailers — Furniture World Magazine
TD Retail Card Services announced the introduction of the Renovate Credit Card program in the U.S. and Canada for independent retailers of furniture, flooring, lighting, and other home furnishings and decor items. [TD Retail Card Services’ Marc Sczesnak is quoted.]
2.	South Financial Group Reports $214.1M Goodwill Charge on Carolina First Bank — Charleston Regional Business Journal (SC) [Similar story at Journalwatchdog.com.]
The South Financial Group reported a $314.9 million loss for the second quarter, or $1.46 per diluted share, including a goodwill impairment charge of $214.1 million on the value of Carolina First Bank. The Greenville-based bank also said Tuesday that it expects its acquisition by TD Bank Financial Group to close in September.
3.	Share Your Savings Secrets And Maybe Win Big With TD Bank This Thursday In Brooklyn! — Examiner.com
Now that your child is well on his/her way to earning their $10 dollars for reading from TD Bank (details, here), the nice TD people would like to help them hold on to some of that money through their Penny Arcade Anniversary Video Contest. [TD Bank’s Fred Graziano is quoted.]
4.	Somerset Unitarians Settle Into Somerville Church — Messenger-Gazette (NJ)
Members of the Unitarian Universalist Congregation of Somerset Hills are looking forward to unpacking for good in their newly purchased church at 123 Cliff St. in Somerville. [TD Bank is mentioned.]
5.	TD Ameritrade Builds On Omaha Ties — Omaha World-Herald (NE)
Two years ago TD Ameritrade asked a developer to construct an office building in the Old Mill area that the company would lease as its headquarters.
But the developer went out of business, and the financial turmoil that began in late 2008 unsettled the marketplace and altered the plan. Instead, TD Ameritrade will own the headquarters, paying the $130 million price tag out of its cash flow. [TD Ameritrade’s Fred Tomczyk, William Gerber, and Lorne Hurov are quoted.]

6.	New Commercial Construction Partnership Announced — MaineBusiness.com
Kevin French and Denis Landry, longtime fixtures in Maine’s commercial construction industry, announced July 1 they have joined forces as part of a new partnership that will provide professional construction services to clients throughout the state. [TD Bank is mentioned.]
7.	Prince George’s County Development Projects — Washington Post
Projects proposed. 1. Bank. TD Bank, Mount Laurel, N.J. A site plan was submitted for a bank building on a quarter of an acre on the north side of Route 197, near Northview Drive, in Bowie.
8.	Can Buildings Help Keep You Healthy? — Centraljersey.com
According to the U.S. Environmental Protection Agency (EPA), people spend 90 percent of their lives indoors. A typical day can include traveling from home to work and back home again with a few periodic trips to schools, the grocery store, the bank, malls and entertainment venues. We depend on our homes, offices, retail stores and other structures to keep us safe; but can buildings also help keep us healthy? [TD Bank’s Scott Hite is quoted.]
9.	Soloff Realty Buys Former TD Bank Site in Blackwood NJ — CityBizList.com
Soloff Realty & Development, Inc. (SRD), a Conshohocken, PA based commercial real estate firm, has acquired the former TD Bank branch on 0.808 acres at 1651 Blackwood-Clementon Road in Blackwood, Camden Co., New Jersey.
INDUSTRY NEWS
1.	Wachovia Merger on Track but Costing More — TheStreet.com
Wells Fargo’s (WFC) Wachovia merger is on track — and in some ways beating expectations — but costing much more than expected just a few months ago. While reporting a strong profit for the second quarter, the San Francisco-based bank also lifted its merger cost estimate by 14% to $5.7 billion from $5 billion the previous quarter.
2.	Banks Generate Profits, but Struggle to Lend — Wall Street Journal
Even banks that survived the financial crisis in better shape than most of their rivals say they continue to have trouble making new loans amid the rocky economy. But at least profits aren’t as hard to generate.
3.	Fight Over Consumer Agency Looms as Overhaul Is Signed — Wall Street Journal
President Barack Obama on Wednesday signed into law the most sweeping financial overhaul since the Depression, putting the country on a course toward a more muscular regulatory framework.
4.	Traders at Morgan Stanley Help Profits Top Estimates — New York Times

Morgan Stanley faced near death during the credit crisis in 2008. Then it became so cautious that it missed the stock market boom in 2009. Now, however, it appears to have found its groove.
5.	U.S. Bancorp Breaks from the Pack — Credit Picture, Core Earnings Solid — American Banker
It had to spend money to make money, but U.S. Bancorp earned enough in the second quarter to put more distance between itself and rivals that are struggling in their core businesses.
6.	Democrats Optimistic on Small-Biz Fund — American Banker
Lawmakers said Wednesday they are hopeful that they can pass a provision to create a $30 billion small-business lending fund. At a news conference, Senate Small Business Committee Chair Mary Landrieu acknowledged that the fund would be removed from a bill that included a host of measures to assist small businesses.
TD BANK NEWS
1.	TD Retail Card Services Launches “Renovate” Credit Card Program For Home Furnishings Retailers July 21, 2010 — Furniture World Magazine
TD Retail Card Services announced the introduction of the Renovate Credit Card program in the U.S. and Canada for independent retailers of furniture, flooring, lighting, and other home furnishings and decor items.
Created specifically for the home furnishings sector, the Renovate Card is a revolving private label consumer credit card that can be used for purchases of products or services at any merchant participating in the program. Merchants opening the individual consumer’s account can have their store’s name embossed on the card.
“Through economies of scale, the Renovate Card delivers many of the important advantages of a private label credit card to independent home furnishings retailers with single or multiple locations who may not generate the sales volume to justify a private label program of their own,” said Marc Sczesnak, President of TD Retail Card Services.
More specifically, the Renovate Card program provides independent retailers with the ability to:
•	Increase sales and long-term loyalty by giving customers the purchasing power to buy now and in the future.

•	Drive traffic year-round with a wide range of special promotional offers and flexible financing options.

•	Offer instant credit, with easy-to-complete in-store applications processed in minutes.

•	Process transactions instantly using TD Retail Card Services’ secure online web services.

•	Receive fast funding on completed transactions.

•	Get quick assistance from TD Retail Card Services representatives during standard retail operating hours.

•	Market to their best customers through statement-stuffers or special direct mailings.
Retailers in the program will be able to offer their customers a variety of special financing options, including six no-interest programs, as well as low-APR programs. “Such options provide a distinct competitive advantage to merchants selling high-ticket items for the home,” noted Mr. Sczesnak.
The program will be promoted to customers through in-store signage and collateral materials provided by TD Retail Card Services. For further information on the Renovate Card program, visit www.tdrcs.com/release.
About TD Retail Card Services: Based in Mahwah, N.J., TD Retail Card Services ranks among the nation’s largest private label credit card companies. A division of TD Bank, N.A,, the company launches and administers new credit card portfolios for brick-and-mortar, internet and catalog merchants, and acquires retailers’ existing credit card portfolios. For more information, visit www.TDRetailCardServices.com.
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2.	South Financial Group Reports $214.1M Goodwill Charge on Carolina First Bank July 21, 2010 — Charleston Regional Business Journal (SC) [Similar story at Journalwatchdog.com.]
The South Financial Group reported a $314.9 million loss for the second quarter, or $1.46 per diluted share, including a goodwill impairment charge of $214.1 million on the value of Carolina First Bank.
The Greenville-based bank also said Tuesday that it expects its acquisition by TD Bank Financial Group to close in September.
Excluding the goodwill impairment charge, the loss to common shareholders was $100.8 million, or 47 cents per diluted share, compared to a net loss of $85.8 million, or 40 cents per diluted share, for first quarter.
During the second quarter, South Financial reported an increase in nonperforming loans and allowances for credit losses, along with a decline in net interest income.
“Our second quarter results are in line with our previous forecasts, with credit costs remaining elevated as expected given the continuing economic cycle,” said President and CEO Lynn Harton. “Our previously announced merger with TD Bank is progressing well through the various approval processes, and we currently anticipate the transaction closing in September, subject to shareholder and regulatory approval.”
TD Bank Financial Group announced in May that it had agreed to purchase South Financial for about $192 million and expected to cover about $1 billion in future losses on the South Financial portfolio. Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Shareholders would receive either 28 cents per share or 0.004 shares of TD common stock for each share of South Financial stock owned.
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3.	Share Your Savings Secrets And Maybe Win Big With TD Bank This Thursday In Brooklyn! By Alina Adams July 21, 2010 — Examiner.com
Now that your child is well on his/her way to earning their $10 dollars for reading from TD Bank (details, here), the nice TD people would like to help them hold on to some of that money through their Penny Arcade Anniversary Video Contest.
Children ages 6-12 are invited to step into a TD Bank “Penny Pod” at 10 special events throughout the summer and explain what saving means to them. One finalist from each market will receive a $100 TD Bank gift card and one grand prize winner will win a $5,000 scholarship from TD Bank!
“For more than 10 years, by piggy bank, wagon, or by coat pocket, coins find their way to TD Bank’s Penny Arcade,” said Fred Graziano, head of retail banking, TD Bank. “Penny Arcade has been a resource for so many: teaching children about money, saving coin-counting fees for non-profit groups, and helping us and others raise money for worthy causes. Penny Arcade exemplifies the TD Bank brand and our convenience model. It is only fitting that we celebrate her 10th anniversary with a fun, savings contest.”
Luckily for NY Frugal Families, the next Penny Arcade site is Brooklyn, NY this Thursday, July 22 at the Bank Beach Party from 5-8PM at Asser Levy Seaside Park, West 5th Street and Surf Avenue, across from Ocean Parkway and the NY Aquarium.
Stop by with your change and your best savings strategies. If a NY Frugal Family kid can’t win this thing, then we just haven’t been trying hard enough!
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4.	Somerset Unitarians Settle Into Somerville Church By Amanda Peterka July 21, 2010 — Messenger-Gazette (NJ)
SOMERVILLE — Members of the Unitarian Universalist Congregation of Somerset Hills are looking forward to unpacking for good in their newly purchased church at 123 Cliff St. in Somerville.
“Church in a box” is how they’ve described their experience holding Sunday services up until now, when they’ve met in a conference room at Raritan Valley Community College and kept their offices on Gaston Avenue in Somerville.
Much like a turtle carries its home where it travels, they have had to pack up almost everything — the construction paper for religious education classes, cups and napkins for refreshments after services, the chalice and pulpit for their worship space — before and after services at the college.
“Even our music director had to bring his own keyboard,” said Margaret Jiuliano of Branchburg, the congregation’s chair of adult faith development.
The congregation purchased the new church in Somerville for $750,000 on June 15 from the First Church of Christ, Scientist.
“We’ve been looking for a permanent home in Somerset County for seven-plus years,” said Ann Perry, president of the congregation. “I think I’ve looked at every building in Somerset County.”
The brick church building has stood in that location since 1967, and Perry describes it as the “epicenter” of the congregation, which draws from all over Somerset County. The congregation was “planted” in Somerset County by the Unitarian Universalist Association about 15 years ago; the association looked over the country to see where a congregation was missing, and Somerset County stood out as a place with a need, Perry said.
The association paid for a minister for the congregation’s first five years, “and we’ve now grown up and we need a home,” Perry said.
This summer, congregants are volunteering time to get the church ready for its first service, to be held at 10 a.m. on Sept. 12. They’re coordinating mold, asbestos and lead paint remediation work, pulling up carpets, putting in dehumidifiers and having exit signs installed. Meanwhile, summer services are being held at Middle Earth at 520 N. Bridge St., Bridgewater.
The approximately 85 families that make up the congregation donated $500,000 for the church, and Perry said the rest came from a mortgage with TD Bank. She said that money is still coming in from members.
“It’s really wonderful to sit there and say, ‘I created a new church in Somerset County and I made a difference, and if my donation of time and money can do that, that’s great,’” Perry said explaining donors’ motivation.
Relief is visibly present in the congregants, who draw from a number of religious faiths but respect the same values.
“I’m going to be here all the time. It’s charming. It’s a place where I want to be. I feel at home already,” said Laura Meerovich of Somerset, the congregation’s administrator. She added, “We hope for our kids to be married here.”
Chris Buja of Somerset, the director of lifespan faith development, said that now religious education classes can settle in their rooms in the basement instead of packing up the children’s work every week. Melanie Davis of Somerville said that she is glad that the congregation will now be able to hold memorial services.
“It’s taken an enormous amount of energy, just human energy, to transport everything, to coordinate who’s going to transport things, coffee cups, everything, and now that energy... can be expended toward other things,” Davis said.

She said that the new church comes with a grand piano and organ, and that congregation hopes to build its music program.
Somerville has a number of amenities and advantages that the church will be using, Perry said. For example, the congregation’s “Giving Network” program has the potential to grow in Somerville, she said. The network connects people who have items to donate with people who need those goods, working with the many non-profit organizations already in Somerville.
A number of congregants live in Somerville, too, and will now be able to walk to and from services. “One of the fun things we like to do after service on Sunday is go have lunch together, and now we’ll be doing that in Somerville,” Perry said.
“This is where we belong. This is our home,” she said.
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5.	TD Ameritrade Builds On Omaha Ties By Steve Jordon July 22, 2010 — Omaha World-Herald (NE)
Two years ago TD Ameritrade asked a developer to construct an office building in the Old Mill area that the company would lease as its headquarters.
But the developer went out of business, and the financial turmoil that began in late 2008 unsettled the marketplace and altered the plan. Instead, TD Ameritrade will own the headquarters, paying the $130 million price tag out of its cash flow.
In fact, the Omaha-based company has been making enough profit every three months to pay for the building, free and clear.
“We’ve got a lot of cash,” said President and CEO Fred Tomczyk. “We’ve just grown so much. To create a campus in Omaha made the most long-term sense. This is the final piece. It’s going to change the visual landscape of west-central Omaha.”
While many investors lost money during the stock market “correction” of 2009, discount brokers like TD Ameritrade benefited as people used their services to find information and to make investments and trades.
Omaha is home to 2,000 full-time, part-time and contract TD Ameritrade employees, about half of them working in three leased buildings just across 108th Avenue from the construction site, at Farnam Street. When the new headquarters opens in the spring of 2013, the work force will come together for the first time since the company’s early days.
“We’ve been sort of nomads throughout the city of Omaha,” said William Gerber, chief financial officer.
Founded in 1975 by Joe Ricketts, the company also has space at Bellevue’s former Southroads Mall, at 102nd and F Streets and at 11218 John Galt Blvd. Those offices will close as employees move into the Old Mill campus, which will have room for an additional 400 employees.

Wednesday, about 120 people attended a groundbreaking ceremony to mark the official start of construction of a 12-story office tower and attached two-story pavilion. That’s about 475,000 square feet, or about the size of eight football fields.
The project originally was estimated to cost $80 million, but enhancements during the planning stages added to its scope, Gerber said.
He and Tomczyk said the company could decide to sell it and occupy it under a lease in the future if that makes business sense.
In any case, Tomczyk said before the groundbreaking ceremony, TD Ameritrade’s attachment to Nebraska is growing as the company expands, noting that more than 1,000 employees are volunteering at the Special Olympics under way in Lincoln.
“This is more than about the construction. It’s about our commitment to the community,” he said.
The firm commitment to Omaha is important because other local startup companies, including Level 3 Communications and First Data Resources, eventually moved their headquarters out of state.
Concern that TD Ameritrade, whose biggest shareholder now is Toronto Dominion Bank rather than the Ricketts family, would do the same increased after Tomczyk became CEO. His primary residence is in New Jersey, where TD Ameritrade has executive offices.
But Tomczyk said the company is here to stay, and he frequently visits Omaha to oversee its operations.
Roger McFarland, an architect from the St. Louis office of HOK, said his team designed the new building to fit TD Ameritrade’s functions.
The structure will have lots of natural light and fresh air, open work areas and floor plans, he said — a great place to work as well as a great building, McFarland said.
He expects the building to earn a platinum Leadership in Energy & Environmental Design rating from the U.S. Green Building Council. The design features efficient windows and mechanical systems, nearby planted areas, recycled building materials, solar panels and other energy-saving elements, as well as backup electricity and other security measures.
Lorne Hurov, managing director of TD Ameritrade’s real estate division, said concrete removed during the project’s demolition phase, which began last fall, was ground up and used as fill during site preparation. Carpets will have recycled fibers, he said, and interior paint will emit no fumes to bother employees.
During the groundbreaking ceremony, Gov. Dave Heineman said TD Ameritrade is “one of Nebraska’s most successful home-grown businesses.”
“They’re a leader, and we’re pleased to have them right here in Omaha,” he said.
Mayor Jim Suttle said the company is “an outstanding corporate citizen,” and the construction jobs created by the project are welcome, as is the company’s own success.

The project is “a positive sign that our city is on the path to recovery,” Suttle said.
The site already is starting to bustle.
In the two years since TD Ameritrade announced its plans, the property has been cleared of most of the low-rise office buildings built there decades ago. A two-story dirt pile is settling the soil in preparation for foundation work later this summer. Cranes are being assembled.
A poster of an architect’s drawing of the building is in place along 108th Avenue, which is narrowed for construction work.
Kiewit Building Group, the project manager, said the construction sector in Omaha had a 28 percent unemployment rate in March. This project will consume 900,000 hours of labor, or the equivalent of 433 people working for a full year.
Besides Kiewit, about 30 subcontractors will work at the site, with total peak employment between 400 and 450 people.
TD Ameritrade has about 5,200 employees nationwide, including more than 4,000 investment brokers.
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6.	New Commercial Construction Partnership Announced July 21, 2010 — MaineBusiness.com
SCARBOROUGH, Maine — Kevin French and Denis Landry, longtime fixtures in Maine’s commercial construction industry, announced July 1 they have joined forces as part of a new partnership that will provide professional construction services to clients throughout the state.
French joins Landry’s company as vice president and co-owner. Both men have more than 25 years’ experience in commercial construction. Landry Construction will now be known as Landry/French Construction. The business has also relocated from Lewiston to a larger space at 68 Mussey Road in Scarborough.
French said, “By combining years of expertise and skill, Denis and I provide clients with the high level of customer service and day-to-day involvement expected of a small company while offering the advanced technology and versatility of a major commercial construction operation.”
The team, with experience in managing large-scale projects with budgets exceeding $30 million, is focusing on capital projects in the healthcare, banking, and academic sectors as well as tenant fit-up work. Its services include construction management, design-build and design-bid-build with in-house estimating using MC 2 state-of-the-art estimating software.
“This partnership has expanded our reach as a commercial construction company,” Landry said. “Even on the most complex projects, we handle everything from initial permitting through ribbon cutting and owner occupancy.”

Landry/French Construction employs a group of project managers, superintendents, estimators, carpenters and laborers. As a result of the partnership, Landry and French say they will be expanding their workforce.
The team’s first new project is the demolition of the former Bonanza Family Restaurant on 399 Western Avenue in Augusta and the construction of a new cPort Credit Union on the site. Work on the project began last week and is expected to be complete in late December 2010. Landry/French Construction has also started on a 22,000 square-foot expansion project for Inverness Medical Innovations in Scarborough and a Franklin Memorial Hospital renovation in Farmington. The company will soon start the construction of two new Bangor Savings banks, one on Allen Avenue in Portland and another on Route 1 in Falmouth.
For the past four years, French has owned and operated Riverside Builders, a company that handled residential construction projects in the Western Lakes and Mountains resort areas. French is making a full transition from Riverside Builders to Landry/French Construction, focusing his full attention on commercial construction.
Prior to starting Riverside Builders, French was co-owner and vice president of Ledgewood Construction. French helped build Ledgewood into one of Maine’s leading commercial construction companies with the business generating more than $50 million in annual sales when it was sold in 2006. Under French’s leadership, the company completed work for Portland’s Maine Medical Center, Rumford Hospital, more than 10 schools and universities, assisted living facilities, as well as a number of parking garage projects. Ledgewood was also honored for its exceptional work by the Associated Contractors of Maine, earning “Build Maine” awards in 2005 and 2006.
Landry has owned and operated Landry Construction since August 2006. Over the past four years, his company has completed projects for L.L. Bean, Bangor Savings banks, PretiFlaherty, and Brann & Isaacson, as well as multiple projects for TD Bank throughout the state. Prior to starting his own construction company, Landry was president of Payton Maine Construction Corporation where he was in charge of commercial construction operations throughout Maine. Under his leadership, this Maine division of Boston-based Payton Construction Corporation generated annual sales exceeding $30 million.
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7.	Prince George’s County Development Projects By Jillian S. Sowah July 22, 2010 — Washington Post
Projects proposed
1. Bank. TD Bank, Mount Laurel, N.J. A site plan was submitted for a bank building on a quarter of an acre on the north side of Route 197, near Northview Drive, in Bowie.
2. School addition. St. Mary of the Assumption School, Upper Marlboro. A site plan was submitted to build a 17,878-square-foot multipurpose room on the east side of Largo Road, between Celestial Court and Chelsea Lane in Upper Marlboro.

3. Campground expansion. Chirp Resorts, College Park. An application was submitted to expand a campground, lodge and associated facilities at Cherry Hill Park on 63.9 acres northwest of Cherry Hill Road and Interstate 495 in College Park.
4. Medical campus expansion. St. Thomas More Inc., West Hyattsville. An application was submitted to amend an existing approval and add 18 beds to a 240-bed medical campus at 4922 LaSalle Rd., West Hyattsville.
5. Day care. Walker Mill Baptist Church, District Heights. A building permit was filed to build a day-care building at 6801 Walker Mill Rd., District Heights.
6. Office building. Avro LLC, Lanham. A building permit was filed to build a 35,000-square-foot office building for Genesis Engineering at 4501 Boston Way, Lanham.
Projects approved
7. Residential and retail. Domain College Park, Houston. A preliminary plan for mixed-use development was approved for 290 multifamily residential units and retail space on 2.6 acres southwest of Campus Drive and Mowatt Lane in College Park.
8. Multifamily units. Kettler, Vienna. A site plan was approved for 244 multifamily unit building on 10.3 acres on the north side of Queens Chapel Road, 100 feet east of Russell Avenue, in Hyattsville.
9. Medical building addition. Kaiser Permanente, Rockville. A site plan was approved for a 106,700-square-foot addition to a medical building southwest of Route 202 and Technology Way in Largo.
10. Funeral home addition. Beall Funeral Home, Bowie. A special exception application was approved to add 20,596 square feet, including a crematory, chapel and garage, to a funeral home at 6512 NW Crain Hwy., Bowie.
11. Storage facility. Eastern Avenue Development Group, the District. An application was approved to redevelop a warehouse into a three-story mini-storage facility on 2.6 acres at 4525 Addison Rd., near Antelope Lane, in Capitol Heights.
12. Hotel. The Brittnelle Development Group, Largo. A site plan was approved for a 120-room hotel on 3.5 acres at Lottsford Court and Lottsford Road in Largo.
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8.	Can Buildings Help Keep You Healthy? July 20, 2010 — Centraljersey.com
According to the U.S. Environmental Protection Agency (EPA), people spend 90 percent of their lives indoors. A typical day can include traveling from home to work and back home again with a few periodic trips to schools, the grocery store, the bank, malls and entertainment venues. We depend on our homes, offices, retail stores and other structures to keep us safe; but can buildings also help keep us healthy?

Recent EPA studies indicate that exposure to air pollutants may be 2-5 times higher indoors than outside. Air pollutants affect all buildings equally and have many sources including pets, tobacco products, gas cooking stoves, building materials, paints, cleaning products and pesticides. Exposure to air pollutants can lead to negative health effects like asthma, irritation of the eyes and throat, headaches, dizziness, fatigue and allergic reactions.
Although these circumstances are concerning, there are many simple things you can do to improve the indoor air quality you and your family are exposed to.
Also consider this: “More and more retail businesses are assimilating ‘greener’ operations in order to satisfy rising consumer demands to go green,” said Scott Hite, chief architect at TD Bank. “As a result, consumers can choose to do business with retailers that build stores that provide good indoor air quality and build sustainability to minimize their environmental footprint.”
Here are a few important things to consider:
Keep it smoke-free. At home, banish smoking indoors and if they haven’t done so already, ask your boss to do the same at work. Consider doing business with retailers that don’t allow smoking inside or near their businesses in order to keep their customers safe from tobacco smoke, a harmful air pollutant.
Consider LEED certification. Do your research to find businesses that have pledged to be carbon neutral and are building LEED certified stores. LEED, which stands for Leadership in Energy and Environmental Design, evaluates buildings for their overall performance in indoor environmental quality and four other environmental areas.
“There a number of retail businesses that have made commitments to building LEED certified structures,” said Hite. “At TD Bank, for example, we made a commitment to be carbon neutral and to build LEED certified TD Bank stores that will benefit our customers’ and employees’ overall health.”
Avoid products with VOCs. Paints, sealers, adhesives and many other building products emit VOCs, volatile organic chemicals. Exposure to these chemicals can cause numerous health effects.
For your home and at work, choose products that have no or low VOCs. Retail businesses that are carbon neutral with green stores also use building materials with no or low VOCs in order to achieve LEED certification.
Choose green cleaning. Harsh cleaning chemicals contribute to poor indoor air quality and can cause adverse health reactions. Instead, choose from a large variety of cleaning products with low-toxic levels. Wherever possible, also store chemicals and cleaning supplies in well ventilated areas.
Buildings can be healthy through a combination of good technology, the right products, and a healthy dose of good old common sense. Knowing what rules to enforce at home, what products to purchase, and choosing retail businesses that are making strides to provide healthier indoor air quality for their customers, can prevent many potential health
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9.	Soloff Realty Buys Former TD Bank Site in Blackwood NJ July 21, 2010 — CityBizList.com
Soloff Realty & Development, Inc. (SRD), a Conshohocken, PA based commercial real estate firm, has acquired the former TD Bank branch on 0.808 acres at 1651 Blackwood-Clementon Road in Blackwood, Camden Co., New Jersey.
The single-story 3,194 square foot bank building features 4 drive-thru lanes, off-street parking for 25 cars, large pylon sign, bank vault, counters and private offices. This property has full access at the traffic-lit intersection of Blackwood-Clementon Road (Rt. 534) and Peters Lane.
The Seller, TD Bank, N.A., was represented by Kevin McClernon with the Philadelphia office of CB Richard Ellis.
SRD is marketing the property for lease.
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INDUSTRY NEWS
1.	Wachovia Merger on Track but Costing More By Lauren Tara LaCapra July 21, 2010 — TheStreet.com
SAN FRANCISCO (TheStreet) — Wells Fargo’s (WFC) Wachovia merger is on track — and in some ways beating expectations — but costing much more than expected just a few months ago.
While reporting a strong profit for the second quarter, the San Francisco-based bank also lifted its merger cost estimate by 14% to $5.7 billion from $5 billion the previous quarter. Wells now expects to record $2.1 billion of those costs in 2010, vs. a $2 billion estimate three months ago.
Wells announced its plan to acquire Wachovia in October 2008 as its target tottered under the weight of subprime mortgage debt. At the time, Wells management estimated that it would cost $7.9 billion to integrate Wachovia into its folds, and took deep write-downs on Wachovia’s toxic loan portfolio.
Wells also assumed $5 billion worth of cost savings once the merger was complete — an estimate it stands by today, saying that 90% of those savings will be evident by year-end. The bank is also seeing better so-called “revenue synergies” than initially expected.
Still, the $700 million bump in expense estimates in such a short time frame was unexpected. It may have something to do with either the expense of rebranding and consolidation, or higher loan-losses than expected at the end of the first quarter.
CEO John Stumpf said management had “made strong progress” on the integration to date, with CFO Howard Atkins pointing out that the combined franchise has earned $17.9 billion since the deal closed. Atkins said the added costs had a “negligible impact on the bottom-line results.”
So far, Wells has converted Wachovia branches in Arizona, Illinois and Nevada, and begun the process in California. It plans to start on the East Coast network in the fall. Wells also converted Wachovia’s credit-card business to its own system this year.
Additionally, the bank has run off 21% of Wachovia’s high-interest rate deposits and retained more customers than expected.
The worst portfolio of Wachovia’s bad mortgages, called “Pick-A-Pay” has also been tracking better than expected, with Wells Fargo moving $1.8 billion of the book from non-performing to performing status. Wells reduced the overall portfolio by about $15.1 billion and made progress on exiting other businesses, like structured products.
Wells shares were trading up 6.1% at $27.50 in morning action, following a second-quarter earnings report that far exceeded expectations. In that period, Wells posted $498 million of merger integration expenses.
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2.	Banks Generate Profits, but Struggle to Lend By Matthias Rieker and Marshall Eckblad July 22, 2010 — Wall Street Journal
Even banks that survived the financial crisis in better shape than most of their rivals say they continue to have trouble making new loans amid the rocky economy. But at least profits aren’t as hard to generate.
U.S. Bancorp, M&T Bank Corp. and Comerica Inc. reported higher second-quarter profits Wednesday, while Wells Fargo & Co. saw its net income slip, as more borrowers were able to repay their loans and the profit margin on loans increased.
Loan demand remains stubbornly weak, though.
“It’s not as if we see much of a drop in [loan] demand,” said Rene Jones, chief financial officer at M&T, a regional bank based in Buffalo, N.Y. “It just hasn’t gotten any better.”
Some bankers are worried that improved profits on loans could evaporate if loan growth doesn’t accelerate soon.
“I hope” that loan demand will improve, U.S. Bancorp Chief Executive Richard Davis.
San Francisco-based Wells Fargo, the fourth-largest U.S. bank in assets, said its net income fell 3.5% to $3.06 billion, or 55 cents a share, in the latest quarter from $3.17 billion, or 57 cents a share, a year earlier. Still, the latest quarter’s profit was 20% higher than in the first quarter, surpassing analyst estimates, and was helped in large part by improving loan books and smaller loan losses.
“We believe credit quality has indeed turned the corner,” said Howard Atkins, Wells Fargo’s chief financial officer.

At U.S. Bancorp, of Minneapolis, quarterly profit jumped 55% to $752 million, or 45 cents a share, from $482 million, or 12 cents a share, in last year’s second quarter.
Scott Siefers, an analyst at Sandler O’Neill & Partners LP, said the results reflected “a strong quarter on better revenues and lower credit costs than we forecast.”
M&T’s profit nearly quadrupled to $189 million, or $1.47 a share, from the year-earlier $51.2 million, or 36 cents a share, partly because the latest period lacked one-time charges that weighed on M&T last year. Comerica, of Dallas, said its net income increased to $70 million, or 39 cents a share, from $18 million, or 11 cents a share, in last year’s second quarter.
Unfortunately for banks, though, loan demand is weak because businesses many are timid about expanding while the economy’s direction is so uncertain.
As a result, many borrowers don’t need to tap existing lines of credit, much less take out new loans.
Comerica’s finance chief, Elizabeth Acton, told investors that the bank’s expectations for loan growth are shrinking, even though “we did see growth at period-end on the commercial side, including real estate.”
U.S. Bancorp executives said that credit-line usage among middle-market businesses improved, but bigger corporations are dragging down the overall credit-usage rate.
Comerica reduced the amount of money it reserved for loans that it expects won’t be repaid, but U.S. Bancorp and M&T added to their reserves.
U.S. Bancorp said high unemployment, falling home prices and the topsy-turvy economy are too worrisome to justify loan-loss reserve reductions.
Wells Fargo Chief Executive John Stumpf said the bank is “getting close” to seeing a peak in its levels of troubled loans.
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3.	Fight Over Consumer Agency Looms as Overhaul Is Signed By Damian Paletta July 22, 2010 — Wall Street Journal
President Barack Obama on Wednesday signed into law the most sweeping financial overhaul since the Depression, putting the country on a course toward a more muscular regulatory framework.
The law gives the government authority to take over and liquidate failing financial firms, injects transparency into transactions involving financial instruments called derivatives and will restrict banks from making risky bets with their own capital. It directs agencies to write hundreds of new rules.

But one provision that barely survived will have the most direct bearing on millions of ordinary people’s lives: a new agency meant to protect consumers from abusive financial products, called the Bureau of Consumer Financial Protection.
The proposal was the source of some of the most intense debates in the long struggle over the financial-regulatory overhaul, and the battles are far from over.
The biggest looming one is over who will head the agency, and that heated up this week as liberal groups insisted the White House give the job to Elizabeth Warren of Harvard Law School — whose idea the agency was. Banking groups were urging key senators to oppose Ms. Warren, calling her an activist who would impose policies they argue would hurt the availability of credit, especially for those with low incomes.
With Democratic leaders in Congress joining liberal consumer groups and unions in pushing for Ms. Warren — and with many Republicans opposed — the contest is shaping up to have the intensity and drama of a Supreme Court nomination. Senate confirmation is needed.
Mr. Obama’s choice, expected soon, will be a momentous one because the first director will have great influence over agency’s direction, wielding a roughly $500 million annual budget that doesn’t require approval from Congress.
The new consumer regulator will be funded by the Federal Reserve and have independent powers to write and enforce rules governing how loans and other financial products are offered, bearing on everything from the type of mortgages people can get to the fees on their credit cards.
The agency will be able to enforce its rules against any bank with more than $10 billion of assets, as well as all large mortgage lenders, student-loan companies and payday-loan firms.
It will have an army of examiners to probe these companies’ practices. Small banks will have to follow the new rules written by the agency but they will be examined by other federal regulators.
The bureau’s policies and rules could be overturned by other regulators only if they “would put the safety and soundness of the U.S. banking system or the stability of the financial system of the U.S. at risk.”
As a new agency born out of a deep economic downturn, the agency is a modern analog of the bureaucracies spawned by the Depression, like the Securities and Exchange Commission and Federal Deposit Insurance Corp.
Signing the financial-overhaul bill on Wednesday, Mr. Obama said, “Our financial system only works — our market is only free — when there are clear rules and basic safeguards that prevent abuse, that check excess, that ensure that it is more profitable to play by the rules than to game the system. And that’s what these reforms are designed to achieve.”
Ms. Warren had a front-row place at the ceremony, and afterward lunched with White House senior adviser Valerie Jarrett. On Thursday, about a dozen Democratic legislators are holding a news conference to call for Ms. Warren to be nominated to head the agency. But Sen. Christopher Dodd, the Connecticut Democrat who heads the Senate Banking Committee, said Monday Ms. Warren might not be “confirmable.”

Another candidate to head the consumer agency is Michael Barr, an assistant Treasury secretary and former University of Michigan law professor. During debate over how to construct the new financial regulations, Mr. Barr negotiated for months with bankers, and many prefer him to Ms. Warren. Mr. Barr also is very close to Treasury Secretary Timothy Geithner, which could help his candidacy.
Also a possibility is Gene Kimmelman, the Justice Department’s chief counsel for competition policy and intergovernmental relations. He, like Mr. Barr and Ms. Warren, has a record of advocating measures that could crimp banks.
From the day the proposal for a financial consumer-protection agency was introduced by Mr. Obama in June 2009, it repeatedly faded and was resurrected. The debate pitted the White House, congressional Democrats and labor unions against thousands of U.S. business people, from bankers and auto dealers to dentists and lobstermen.
Supporters said the government needed new powers to protect Americans from abusive financial practices such as hidden fees in the fine print, which they argue helped cause the financial crisis. Opponents said the agency was a sign of “nanny state” that treats regulators as better equipped than citizens to make decisions.
The bureau survived when a handful of activists, politicians and administration officials were able to splinter the opposition with a mixture of canny politics and luck.
Massachusetts Democratic Rep. Barney Frank, supporting a new agency, drove it through a balky House of Representatives. In the end, its structure — and the compromise that smoothed its passage — sprang from an off-the-cuff suggestion from one of its critics, Republican Sen. Bob Corker of Tennessee.
Early last year aides to Mr. Obama, searching for ideas, dusted off a 2007 paper by Ms. Warren envisioning the new bureaucracy. A Harvard law professor born poor in Oklahoma 61 years ago, Ms. Warren was the granddaughter of a couple who lost their savings in the Depression after a bank failure. In the 1990s, after serving as an adviser to a bankruptcy review commission set up by President Bill Clinton, she waged a long battle against efforts to make personal bankruptcy laws more business-friendly.
The idea of a consumer financial agency wasn’t universally popular in the Obama camp. Some aides warned Mr. Obama it would spark a big fight and might not pass.
In April 2009, White House chief economic adviser Lawrence Summers and Ms. Warren, longtime acquaintances from Harvard, met for three hours at an Indian restaurant in Washington, hashing out ideas about the possible design of such an agency. Playing a devil’s-advocate role he often employs in policy debates, Mr. Summers questioned how such a bureau could be insulated from political influence. Ms. Warren left with a sense she had Mr. Summers’s support of the agency.
Two months later, Mr. Obama appeared in the East Room of the White House before lobbyists, consumer activists and lawmakers and outlined his vision for the new consumer agency. Many were taken by surprise.
Consolidating powers of multiple regulators, it would write and enforce rules affecting a range of companies, from Wall Street banks to payday-loan stores. Almost any company that offered a financial product to consumers would have to answer to it.

Administration officials thought the concept would resonate so strongly with the public that it would smooth the passage for the entire financial overhaul. But bankers and Republicans went on the attack, saying it would create an ungovernable bureaucracy and restrict credit.
Twenty-three business groups representing a wide range of industries sent a letter to all House members a month later urging them to delay any vote on the new agency. The letter so roiled Capitol Hill that Mr. Frank had to scuttle a planned vote in his Financial Services Committee on the issue because it was unclear Democrats could hold together.
Two days later, Treasury deputy secretary Neal Wolin met 250 bankers in a ballroom at the Capital Hilton. “We cannot go back to business as usual,” he said, asking for their support for an agency.
Barrie Christman, chairman of Principal Bank in Iowa, stood up after the speech. “As the doctors would say it: ‘First, do no harm,’” she said. “We do believe there are solutions out there — we just have significant concerns about many of the approaches that are in the current proposal.” She received thunderous applause.
The U.S. Chamber of Commerce launched an ad campaign featuring a butcher complaining a new agency would drive up his costs. The ad attracted so much attention that in October it drew a rebuke from Mr. Obama, who called it “completely false.”
Mr. Frank of Massachusetts strongly backed the agency, believing that some lenders, left to their own devices, will take advantage of consumers.
But he can be a pragmatist, and when he saw that votes for the proposal were slipping, he reshaped it. He scrapped a White House plan to require companies to offer no-frills versions of their financial products, and he offered exemptions to community banks, aiming to disarm an influential source of opposition.
Despite the changes, when the broad financial-overhaul bill neared a final House vote on Dec. 10, the agency’s survival was in doubt. Rep. Walt Minnick, a conservative Democrat from Idaho, rallied support for replacing the agency with a council of regulators with skimpy powers. Mr. Frank, the White House and unions mobilized against the Minnick alternative, and it narrowly lost.
In the Senate, the agency proposal had a vocal critic in the ranking Republican on the Banking Committee, Richard Shelby of Alabama, who called it a “nanny state” idea.
Mr. Dodd, under pressure from the White House and liberal groups, broke off talks he’d been having with Mr. Shelby. Mr. Dodd instead started negotiating with Sen. Corker, although the Tennessean also was opposed to a stand-alone consumer regulator.
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4.	Traders at Morgan Stanley Help Profits Top Estimates By Graham Bowley July 22, 2010 — New York Times

Morgan Stanley faced near death during the credit crisis in 2008. Then it became so cautious that it missed the stock market boom in 2009. Now, however, it appears to have found its groove.
Along with the rest of Wall Street, Morgan Stanley took a hit to revenue and profit in the second quarter, a period that included a stock market flash crash and rising fears over the European debt crisis.
Profit fell 22 percent from the first quarter to $1.4 billion, the company said on Wednesday. A year earlier, the firm posted a loss of $138 million.
Morgan Stanley’s new army of traders seemed to navigate the riled markets better than its rivals — and certainly better than Wall Street had expected.
“These were clearly challenging market conditions,’’ said Howard Chen, an analyst at Credit Suisse. “Morgan Stanley was less worse than others.”
Morgan was the last of the Wall Street banks to report its second-quarter earnings. Goldman Sachs disappointed markets on Tuesday with an 82 percent drop in earnings from last year, hurt by a slowdown in trading.
James P. Gorman, Morgan’s chief executive, said in a conference call with investors that worries about global growth, indebted European governments and financial regulation had bred a “lack of conviction” among investors in May and June.
That is, investors large and small pulled out of the markets, causing a slowdown in bond trading and other activities like underwriting.
The flash crash on May 6, which officials are still investigating, had a particular souring effect on investor confidence, Morgan Stanley said. Ordinary investors withdrew billions of dollars from its wealth management business, which trades stocks and bonds for small accounts.
But Morgan more than held its own in equities trading, helping to lift its overall earnings beyond analysts’ expectations — the biggest positive earnings surprise ever for Morgan, according to Capital IQ. Total revenue across all its businesses was $7.95 billion, down 12 percent from the first quarter but a 53 percent rise from a year earlier.
Morgan Stanley’s results on Wednesday caused its shares to buck a declining market and close up 6.3 percent at $26.80.
“Its equities business was flat while Goldman’s was down to the tune of 49 percent,’’ said Alan Villalon, a financial analyst at First American Funds, a mutual fund company in Minneapolis. “They managed the quarter better than the other players.”
Other financial giants, like JPMorgan Chase, Bank of America and Citigroup, also reported disappointing results from their trading operations when they announced second-quarter earnings over the last week.
Morgan Stanley scaled down its trading activities after it suffered painful losses in the turmoil of the credit crisis. That move would later disappoint its investors, when the bank missed out on the boom in markets last year. Rivals like Goldman took big bets and made hefty profits from trading. Morgan Stanley did not return to profitability until the third quarter of last year.
But it has since moved to rebuild its trading activities, adding 400 new salesmen and traders, a strategy that appears to be paying off, at least for now.
Ruth Porat, Morgan Stanley’s chief financial officer, said the firm’s larger sales force meant it could be closer to clients during the market uncertainty, a stance that helped it win some business from rivals.
“We didn’t have big misses,” she said in an interview. “We had some market gains, but it is still early days.”
Earnings were heightened by $750 million in extra revenue resulting from an accounting change in the value of its debt and by a one-time $345 million tax benefit.
Analysts said the company showed cost restraint by reducing the proportion of its revenue it set aside for salaries — despite having to pay a $361 million charge for a British bank tax on bonuses.
In its investment banking business, underwriting revenue was $597 million, 30 percent lower than a year ago. Morgan attributed the drop to “lower levels of market activity.”
Its asset management business was still losing money in the quarter. That unit is being overhauled by Gregory J. Fleming, the former Merrill Lynch executive who joined Morgan Stanley at the beginning of the year.
On Tuesday, Goldman Sachs reported a quarterly profit of $613 million, its worst quarterly performance since the depths of the financial crisis in late 2008. Its profits were hit by the turmoil in markets as well as the cost of settling a civil fraud suit with the Securities and Exchange Commission.
“In some respects, M.S.’s more conservative approach to balance sheet deployment to its trading businesses since the credit crisis, which drew criticism from investors last year, may be playing to the company’s benefit in a period where deploying principal capital in fickle markets carries a higher level of risk,” Barclays Capital analysts wrote in a research note.
Looking forward, Ms. Porat said in the conference call that the global economic outlook remained a concern, but she said the fear of a double dip recession was overstated. Nevertheless, she said, it would take time for investors to regain their poise.
“We are not expecting a rapid rebound in volumes,” she said.
As part of its strategy to rebalance the bank after the big risks it took before the credit crisis, Morgan has concentrated a lot of resources on building its retail wealth management business, and this unit’s performance in the latest quarter was disappointing, analysts said.
But Mr. Gorman, who took over as chief executive from John J. Mack in January, said he was confident about its future.
“The retail investor will not disappear, I am sure,” he said. “I have been doing this for a long time.”

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5.	U.S. Bancorp Breaks from the Pack — Credit Picture, Core Earnings Solid By Heather Landy July 22, 2010 — American Banker
It had to spend money to make money, but U.S. Bancorp earned enough in the second quarter to put more distance between itself and rivals that are struggling in their core businesses.
Smart acquisitions, an investment in corporate banking capabilities and opportune improvements in demand for payments and processing services helped U.S. Bancorp post record revenue of $4.5 billion, up 8.7% from the second quarter of 2009.
The Minneapolis company has been one of the few big banks to pair better news on the credit front with strong core earnings, setting a high bar for Fifth Third Bancorp, PNC Financial Services Group Inc. and other large regionals that will report results on Thursday.
There were no reserve releases to inflate the bottom line for U.S. Bancorp, which grew 63%, to $766 million, or 45 cents a share, beating Wall Street’s 38-cent average forecast. And though borrowing demand remains disturbingly weak, the company showed its earnings strength was built on more than just favorable interest rates and better loan spreads. There also were higher fees on standby letters of credit, investment product commissions, credit and debit card revenue and a host of other income sources to more than offset the 20% hit to deposit service charges from new regulations.
Analyst Christopher Whalen, known for his ruthless assessments of banks’ performances, found little to criticize Wednesday.
“Stability and consistency are the words which come to mind,” Whalen, managing director of Institutional Risk Analytics, said in his commentary on the results. “This is the best [second-quarter] earnings report by a large U.S. bank so far. You’d almost think that Middle America is recovering faster than the coasts looking at U.S. Bancorp.”
Company officials might agree with the first two conclusions, but they would probably take exception to the last one. In contrast to JPMorgan Chase & Co. and Citigroup Inc., U.S. Bancorp declined to release reserves for loan losses, despite signs of improved credit trends in the portfolio.
“We’re looking at current credit trends and then an expectation around the economy, and one is offsetting the other,” U.S. Bancorp Chief Financial Officer Andrew Cecere said in an interview. “We’re seeing some improvement across most categories in delinquencies, but there is still a bit of uncertainty around the economy on a go-forward basis.”
Continued economic weakness, and the anemic loan demand that such a scenario would likely entail, make the company’s other fee-based businesses all the more vital. The need to offset new regulatory costs is another motivating factor: U.S. Bancorp estimates that revenue for the full year will be trimmed $230 million to $280 million by new rules and voluntary pricing changes regarding overdraft fees, while new credit card rules will have an estimated impact of $170 million to $190 million for the year.

But making a grab for noninterest income comes at a cost.
Noninterest expenses at U.S. Bancorp rose 11% from the year-earlier quarter, with increases showing up in nearly every line item from compensation and occupancy costs to marketing and technology. The rate of growth in expenses far outstripped the 2.7% increase in noninterest income.
“Fees were better than we forecast but expenses were worse,” analyst R. Scott Siefers of Sandler O’Neill & Partners LP wrote in a note to clients.
One of the biggest drivers of costs, a 24% year-over-year jump in compensation, followed the reversal of a broad, 5% salary cut put into effect last year, plus a round of merit-based bonuses awarded in the first quarter of 2010, Cecere said.
The company also has made targeted investments in areas such as corporate banking.
With big customers turning more to wholesale financing sources instead of bank credit, credit line utilization rates for U.S. Bancorp’s corporate borrowers hit an all-time low of 19%, down from a high of 34% two years ago. But at least now, with the recent expansion of its investment-grade bond desk, the company at least has a chance of recouping some of the traditional lending revenue that has been lost to the capital markets.
Corporate banking activities helped drive a 42% increase in revenue from commercial products, such as syndicated loans and derivatives. Other big gains in second-quarter revenue came from merchant processing services, up 15.1% from last year’s second quarter as retail spending picked up; corporate payment products, up 6%; and investment product fees and commissions, up 11.1%.
Net interest income, up nearly 15% from the year-earlier quarter, was driven by an increase in earning assets and favorable funding rates. Growth in average low-cost deposits, such as interest checking and money market and savings accounts, was 17.4%, outpacing the 12.3% increase in average total deposits.
Deposit growth was aided by acquisitions, including the October purchase of FBOP Corp. in a Federal Deposit Insurance Corp.-assisted deal that expanded U.S. Bancorp’s presence in Chicago and California. In May, the company converted 150 FBOP branches into U.S. Bank branches.
Acquisitions helped boost average total loans by 4%. Excluding the franchise additions, loans dropped 2.7%. But the company renewed or extended $29.3 billion of loan commitments to commercial customers and commercial real estate borrowers.
“Our company’s results this quarter demonstrated the underlying strength of our franchise and provided further evidence that our growth initiatives and investments are taking hold,” Chairman and Chief Executive Richard K. Davis said. “Over the past many months, a time of both economic uncertainty and industry change, we have maintained our strong defense, while establishing our new offense.”
Davis showed no indication of letting up on offense when it comes to acquisitions, despite the new, higher costs of being big. (New calculations based on assets rather than deposits will contribute to an expected $200 million increase in the company’s deposit insurance assessment for 2011.)

But the downside to getting larger “actually makes me wonder if the parties we might be interested in working with might be more interested, and I’m not sure yet,” Davis said on a conference call. “I’ll sit and wait, and in the meantime we’ll manage what we have.”
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6.	Democrats Optimistic on Small-Biz Fund By Cheyenne Hopkins July 22, 2010 — American Banker
Lawmakers said Wednesday they are hopeful that they can pass a provision to create a $30 billion small-business lending fund.
At a news conference, Senate Small Business Committee Chair Mary Landrieu acknowledged that the fund would be removed from a bill that included a host of measures to assist small businesses.
Still, she said that Democrats would offer the fund as a separate amendment to the overall bill, and said they had the 60 votes necessary to ensure it would be reattached.
She also rejected Republican arguments that the fund was similar to the Troubled Asset Relief Program.
“Some of the criticism has been this might be like the Tarp program,” said Landrieu, a Louisiana Democrat. “The Tarp program was a Bush program designed to bail out weak banks. This program is not a bank program. It is a small-business lending program for healthy, not troubled ... community bank partners.”
Democrats also cleared another hurdle Wednesday by deciding that a controversial amendment from Sen. Mark Udall, D-Colo., to increase the lending limits for credit unions, would not be offered.
The bill, which could come up for a vote in the Senate by the end of this week, would establish a $30 billion fund to provide capital to community banks to spur small-business lending.
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